Execution Version

MASTER LEASE AGREEMENT

AMONG

EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A.,

WESTERN WIRELESS INTERNATIONAL BOLIVIA LLC,

SERVICIOS DE ALQUILERES PHOENIXTOWER S.A.

PTI BOLIVIA II, LLC, AND

PTI BOLIVIA ISSUER, LLC

DATED AS OF FEBUARY 15, 2019

Table of Contents

37.	TOWER OWNER PARENT GUARANTY.	35

38.	LANGUAGE.	36

SCHEDULES AND EXHIBITS

Execution Version

MASTER LEASE AGREEMENT

            This MASTER LEASE AGREEMENT ("MLA"), dated as of February 15, 2019 (the “Effective Date”), is by and among PTI Bolivia II, a Delaware limited liability company (“Tower Owner Parent”), Servicios de Alquileres Phoenix Tower S.A., a Bolivian sociedad anonima and a direct or indirect subsidiary of Tower Owner Parent (“Tower Owner” and, together with Tower Owner Parent, the “Tower Owner Parties” and, individually, each a “Tower Owner Party”), and, solely for purposes of Section 37, PTI Bolivia Issuer, LLC, a Delaware limited liability company (“Tower Owner Guarantor”), Western Wireless International Bolivia LLC, a Delaware limited liability company (“NT Parent”) and Empresa de Telecomunicaciones Nuevatel PCS de Bolivia S.A., a Bolivian corporation (“NT Collocator” and together with NT Parent, the “NT Parties”). Each of the NT Parties, the Tower Owner Parties and Tower Owner Guarantor may hereafter be referred to as a “Party” and together as the “Parties”. Initially capitalized terms used and not defined in this MLA will have the meaning assigned such terms in Exhibit A hereto.

RECITALS

A.

NT Collocator operated the Sites, which include rooftops, Towers and related equipment, and NT Collocator either owned, leased, or otherwise had an interest, as applicable, in the Rooftop Sites or the Land for the Tower Sites.

B.

Pursuant to that certain Asset Purchase Agreement (as the same may be amended, modified, and supplemented from time to time, the “APA”), dated as of February 14, 2019, by and between NT Collocator, and Tower Owner, NT Collocator has contributed, conveyed, assigned, transferred and delivered its interest in the Sites or its right to operate the Sites to Tower Owner.

C.

Tower Owner desires to lease or grant to NT Collocator the right to use and operate a portion of each of the Sites, and NT Collocator desires to lease or obtain from Tower Owner the right to use and operate a portion of each of the Sites, in each case, pursuant to the terms and conditions of this MLA.

D.

NT Collocator operates a significant portion of NT Collocator’s wireless network through equipment located at the Sites and would not have entered into the APA and consummated the transaction contemplated therein if Tower Owner did not agree to the terms and conditions set forth herein.

AGREEMENT

            In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

            1.        RENTAL OF NT COLLOCATION SPACE.

                   (a)        Grant. Subject to the terms and conditions of this MLA, as of the Effective Date (i) as to the Initial Assignable Sites, and thereafter as of the applicable Subsequent Closing Date as to each Managed Site converted to an Assignable Site in connection with a Subsequent Closing, Tower Owner hereby rents to NT Collocator, and NT Collocator hereby rents from Tower Owner, the NT Collocation Space of all of the applicable Assignable Sites, and (ii) as to each Managed Site, until the applicable Subsequent Closing Date, with respect to such Managed Site (if any), Tower Owner hereby reserves and makes the NT Collocation Space at the applicable Managed Site available for the exclusive use and possession of NT Collocator except as otherwise provided herein, whether or not such NT Collocation Space is now or hereafter occupied. Notwithstanding anything to the contrary herein, no leasehold, subleasehold or other real property interest is granted pursuant to this MLA in the NT Collocation Space at any Managed Site until the Subsequent Closing at which such Managed Site is converted to an Assignable Site. Tower Owner and NT Collocator acknowledge and agree that this single MLA is indivisible, intended to cover all of the Sites and is not a separate rental agreement with respect to individual Sites, and in the event of a Bankruptcy of any Party, all Parties intend that this MLA be treated as a single indivisible MLA.

                   (b)        Site Location Agreements (SLAs). Within one hundred eighty (180) days after the Effective Date, for each Site, Tower Owner and NT Collocator shall enter into an SLA with such Site specific changes as may be mutually agreed to by Tower Owner and NT Collocator. Each SLA shall be prepared by and at the expense of Tower Owner with the assistance of NT Collocator. Each SLA shall be delivered by Tower Owner to NT Collocator for review and comment within one hundred twenty (120) days after the Effective Date, and the Parties agree to identify in the SLA the NT Ground Space, the NT Tower Space and all such other information required by the form of the SLA attached as Exhibit B hereto and such SLA will be dated as of the date of execution thereof. Prior to the execution and delivery of an SLA with respect to a Site, and if an SLA is not entered into with respect to a Site, the Parties shall still have all of the rights and obligations with respect to such Site as provided in this MLA. The form of the SLA may not be changed without the mutual agreement of Tower Owner and NT Collocator. The terms and conditions of this MLA shall govern and control in the event of a discrepancy or inconsistency with the terms and conditions of any SLA, except to the extent otherwise expressly provided in an SLA that has been duly executed and delivered by an authorized representative of NT Collocator and Tower Owner. Notwithstanding the foregoing, any specific requirements relating to the design or construction of the NT Communications Equipment or NT Improvements imposed by a state or local government or otherwise set forth in the "Special Provisions" section of an SLA, shall control over any terms in this MLA that directly conflict with such specific requirements. As to each Assignable Site and Managed Site subject to a Subsequent Closing, Tower Owner and NT Collocator shall enter into the SLA for such Site on the applicable Subsequent Closing Date (or the 180th day after the Effective Date if the applicable Subsequent Closing Date occurs within 180 days after the Effective Date).

            2.        TERM.

                  (a)        Term of MLA and SLAs. This MLA shall have a term commencing on the Effective Date and continuing until the termination or expiration of the term of every SLA. Each SLA shall have an initial term of ten (10) years commencing (i) on the Effective Date as to each Site that is subject to this MLA on the Effective Date or (ii) on the applicable Subsequent Closing Date for each Deferred Site that first becomes subject to this MLA after the Effective Date (the “Initial Term”). Each SLA with respect to each Site may be extended for up to the number of renewal terms set forth on Schedule 3 for such Site (with each such renewal term being for a period of five (5) years), unless NT terminates an SLA by giving Tower Owner written notice not less than ninety (90) days prior to the expiration of the Initial Term or any renewal term. Notwithstanding the foregoing or anything to the contrary in this MLA or the SLA for any Site, in all cases the term of this MLA with respect to the applicable Site and the applicable SLA as to any Site other than an Owned Site shall automatically expire on the Site Expiration Date for such Site, unless terminated earlier pursuant to a termination right exercised in accordance with this MLA.

                   (b)        NT Termination Right. Notwithstanding anything to the contrary contained herein, NT Collocator shall have the right to terminate an SLA for any Site and this MLA as it relates to such Site without penalty or further liability (i) on the tenth (10th) anniversary of the Effective Date or on the last day of each successive five (5) year period thereafter, or (ii) on any date after the tenth (10th) anniversary of the Effective Date if NT Collocator is unable (after exercising commercially reasonable efforts) to obtain or maintain any necessary permit to, from or with any Governmental Authority necessary to operate the NT Communications Equipment at such Site (each such date, a “Termination Date” and such rights, collectively, the “NT Termination Right”); provided, however, that NT Collocator may not assert an NT Termination Right under paragraph (ii) if NT Collocator (A) cannot maintain or obtain or otherwise forfeits a necessary permit from a Governmental Authority as a result of the violation of any Laws by NT Collocator or its Affiliates or any enforcement action or proceeding brought by any Governmental Authority against NT Collocator or its Affiliates because of any alleged wrongdoing by NT Collocator or its Affiliates or (B) does not have such necessary permit from a Governmental Authority on the Effective Date and such necessary permit from a Governmental Authority was required on the Effective Date. To exercise an NT Termination Right with respect to any Site, NT Collocator shall give Tower Owner written notice of such exercise (the

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"***Termination Notice***"), not less than ninety (90) days prior to any Termination Date; provided, however, for the avoidance of doubt, the Parties hereby acknowledge that NT Collocator may not issue a Termination Notice for any Site with a Termination Date to be prior to the tenth (10th) anniversary of the Effective Date.

(c) Termination or Expiration. If NT Collocator exercises an NT Termination Right as to any Site or the Site Expiration Date occurs as to any Site, then, except as otherwise provided in Section 3(c) below, NT Collocator shall not be required to pay the Rent or any other amounts with respect to such Site for the period occurring after the Termination Date specified in the applicable Termination Notice or the Site Expiration Date and, as of such Termination Date or Site Expiration Date, the SLA for such Site shall be terminated and the rights, duties and obligations of NT Collocator and Tower Owner in this MLA with respect to such Site shall terminate as of the Termination Date or Site Expiration Date for such Site except the rights, duties and obligations with respect to such Site that expressly survive the termination of this MLA with respect to such Site.

3. RENT AND FEES.

(a) Rent Commencement. For each calendar month during the Term as to each Site, NT Collocator shall pay to Tower Owner the Rent (as defined in Section 3(b)). If the Effective Date is a day other than the first day of a calendar month, the Rent as to each Site for the period from the Effective Date through the end of the calendar month during which the Effective Date occurs shall be prorated by multiplying the Rent in effect for such month by a fraction, the numerator of which is the number of days of the applicable partial month during the Term and the denominator of which is the total number of days in the same calendar month. If the date upon which the Term of the MLA terminates with respect to any Site does not occur on the last day of a month, the Rent for such Site during such partial period shall be prorated by multiplying the Rent in effect for such month by a fraction, the numerator of which is the number of days of the applicable partial month during the Term and the denominator of which is the total number of days in the same calendar month.

(b) Rent Amount. As used in this MLA, the term "***Rent***" shall mean with respect to each Site an amount payable in United States Dollars that is equal to the sum of Base Rent and VAT, as each is defined below. The term "***Base Rent***" shall mean with respect to each Site the amount set forth for such Site on Schedule 3 attached hereto subject to increase: (i) on an annual basis of three percent (3%) during the Term on the first day of the calendar month following the one-year anniversary of the Effective Date and each annual anniversary thereafter; and (ii) as otherwise expressly provided in this MLA. With respect to the Tigo Sites and the Comteco Sites, Schedule 3 sets forth (a) the "Base Rent" payable by NT Collocator to Tower Owner under the SLA with Tower Owner with respect to each Tigo Site and each Comteco Site and (b) the Additional Tigo Sublease Rent payable by NT Collocator to Tower Owner under the NT-Tigo SLA with respect to each Tigo Site and the Additional Comteco Sublease Rent payable by NT Collocator to Tower Owner under the NT-Comteco SLA with respect to each Comteco Site. The term "***VAT***" shall mean with respect to each Site an amount that is equal to the excess, if any, of (A) a number equal to the then current Base Rent divided by a number equal to one minus the applicable Value Added Tax Rate in effect during the relevant calendar month, if any, in Bolivia, over (B) the then current Base Rent. (For example, if the Base Rent is $[redacted] and the Value Added Tax Rate is 13%, then the VAT would equal $[redacted] (or [$[redacted] ÷ (1-.13)] - $[redacted] = $[redacted]). For the avoidance of doubt, if the Value Added Tax becomes no longer applicable to Rent in Bolivia, the VAT shall be zero and the Rent shall be equal to the Base Rent. On or after the second day of each calendar month during the Term, and no later than the tenth day of each calendar month during the Term, Tower Owner shall submit a detailed invoice (each a "***Monthly Fiscal Invoice***") to NT Collocator showing the calculation of Rent for such calendar month calculated in accordance with the immediately preceding sentence and further allocating the Rent between Base Rent and VAT. See Schedule 3(b) attached hereto for a sample calculation of Rent and the allocation of such hypothetical Rent between base rent and VAT. On or before the 25th day of each calendar month during the Term, or fifteen (15) days after the applicable Monthly Rent Invoice is delivered to NT Collocator, whichever is later, NT Collocator shall pay the Rent due to Tower Owner for such calendar month. Notwithstanding anything to the contrary in this MLA, (x) if United States Dollars are not available for issuance by the Banco Central de Bolivia (or another Bolivian national bank if the Banco Central de Bolivia is no longer in existence or publishing the BOB to USD conversion rate) at the time an installment of monthly Rent or other amount is due under this MLA and (y) upon five (5) days’ notice to Tower Owner prior to the date on which payment of Rent is due, Tower Owner is unable or elects not to arrange a swap of Bolivanos to USD for the account of NT Collocator, NT Collocator may pay Tower Owner the monthly Rent or other amount in an amount of Bolivian Bolivianos equal to the Rent or other amount that is due in United States Dollars converted to Bolivianos at the BOB to USD currency exchange rate in effect and published at http://www.bcb.bo by the Banco Central de Bolivia (or another Bolivian national bank if the Banco Central de Bolivia is no longer in existence or publishing the BOB to USD conversion rate) as of the third day prior to date such monthly Rent installment or other amount is due and payable to Tower Owner pursuant to the terms and conditions of this MLA, provided, however, in no event may NT Collocator pay Tower Owner the monthly rent or other amount due in Bolivian Bolivanos more one time in a calendar year.

                   (c)        Holdover Rent. If NT Collocator continues to occupy the NT Collocation Space after termination or expiration of the SLA without express written agreement by Tower Owner, NT Collocator shall pay Rent at a rate equal to (i) one hundred fifteen percent (125%) of the Rent in effect immediately prior to such termination or expiration of the SLA for the first six (6) months that NT Collocator holds over after termination or expiration of the SLA, and (ii) two hundred percent (200%) of the Rent in effect immediately prior to such termination or expiration of the SLA for any period that NT Collocator holds over after such 6-month period.

                   (d)        NT Right to Cure Site Rent Defaults. If Tower Owner does not pay all or any portion of the Site Rent when due and payable with respect to any Leased Site and if Tower Owner is not contesting the payment of such Rent in a manner that precludes the Tower Owner from being deemed in default for not making such payment, then NT Collocator may seek to cure such payment default under any applicable Site Lease by making payment of the unpaid Site Rent to the applicable Lessor under the Site Lease if (i) NT Collocator has given written notice to Tower Owner requesting that Tower Owner pay such Site Rent, and (ii) Tower Owner has failed to pay the Site Rent within ten (10) days following NT Collocator’s notice to Tower Owner or the date that Tower Owner’s failure to pay gives rise to a right of termination under the Site Lease. Tower Owner shall reimburse NT Collocator for all such payments of Site Rent made by NT Collocator within ten (10) days following any receipt of an invoice for such payment(s) of Site Rent.

                   (e)        Sunset Clause. No claim, action or proceeding for any unpaid Rent, bills or expenses, including but not limited to utility expenses or tax bills, may be brought later than two (2) years from the date the Rent became due, and three (3) years from the date the utility expenses were incurred and/or from receipt of a tax bill at the time it is sent by the taxing jurisdiction (as distinguished from the time sent by Tower Owner or NT Collocator), in each case, subject to applicable law governing the statutes of limitations thereof.

            4.        TOWER OWNER’S PROPERTY INTEREST.

                   (a)        Site Lease. Except as herein otherwise expressly provided, all of the terms, covenants and provisions in each applicable Site Lease are hereby incorporated into and made a part of each individual SLA as if fully set forth therein. In the event of any conflict between the Site Lease and this MLA or the applicable SLA, the terms and conditions of the Site Lease shall govern and control.

                   (b)        Tower Owner’s Covenants. Tower Owner shall, at its sole cost and expense, timely comply with all terms and conditions of the Site Lease throughout the term of the applicable SLA. Tower Owner shall not take any action, and shall cause each Tower Subtenant not to take any action, that would cause a default under or result in early termination of the Site Lease. Upon the receipt by Tower Owner of any notice of default under such Site Lease, Tower Owner shall immediately provide a copy of same to NT Collocator. Tower Owner shall not amend the Site Lease in any way that materially and adversely affects NT Collocator’s quiet enjoyment of the NT Collocation Space or any rights of NT Collocator under this MLA and the applicable SLA without the prior written consent of NT Collocator, which shall not be unreasonably withheld, conditioned or delayed.

                   (c)        Exercise of Existing Site Lease Extensions. Prior to the expiration of the applicable Site Lease, Tower Owner shall, at its sole cost and expense, duly exercise any and all renewal or extension options existing under the Site Lease to maximize the term of the applicable SLA. Notwithstanding the foregoing, Tower Owner shall not be required to exercise any Site Lease renewal or extension option if (i) the then remaining term of such Site Lease (determined without regard to such extension option) shall extend beyond the term of the SLA as to such Site taking into account all renewal or extension options that may be exercised by NT Collocator under this MLA or (ii) NT Collocator has given a Termination Notice relating to such Site the effective date of which precedes the expiration date of the Site Lease (determined without regard to such extension option).

                   (d)        Tower Owner’s Covenants Upon Expiration of Site Lease.

                                 (i)        With respect to each Site listed on Schedule 4(d)(i) attached hereto, in addition to its obligation to exercise the Site Lease extension or renewal options that exist as of the Effective Date pursuant to Section 4 (c), Tower Operator shall be obligated to obtain new extensions or renewals of the applicable Site Lease as may be necessary to keep such Site Lease in effect throughout the remaining term of the SLA for such Site (taking into account each renewal or extension option that is exercised by NT Collocator).

                                 (ii)        With respect to each Site that is listed on Schedule 4(d)(ii)(A) and on Schedule 4(d)(iii) attached hereto, Tower Owner shall provide NT Collocator with a written notice (each, a “Tower Owner Expiration Notice”) on such date (the “Notice Date”) that is not more than three hundred sixty (360) days and not less than three hundred thirty (330) days prior to the expiration of any Site Lease that does not include provisions of extension or renewal beyond the scheduled expiration date, provided, however, that notice of expiration of any Site Lease that does not include provisions of extension or renewal beyond the scheduled expiration date shall not be required for the Site Leases set forth on Schedule 4(d)(ii)(B) which are scheduled to expire in the period commencing on the Effective Date and ending on the first anniversary of the Effective Date. The Tower Owner Expiration Notice shall set forth (A) Tower Owner’s intent to negotiate an extension or renewal of such Site Lease that will remain in effect for the remaining term of the applicable SLA taking into account the extension or renewal options that may be exercised by NT Collocator under this MLA (each such extension or renewal of a Site Lease being a “Qualified Site Lease Extension”) (in which case Tower Owner shall provide subsequent notification of relevant progress of such negotiations, including the successful completion of the negotiations), or (B) Tower Owner’s intent to pursue an alternative site that is in all material respects suitable for NT Collocator’s use at no additional cost to NT Collocator (in which case such notice shall also describe Tower Owner’s plans to relocate NT Communications Equipment in a manner that shall result in no costs to NT Collocator and no interruption of NT Collocator’s operations in respect to such Site).

            If the Tower Owner Expiration Notice indicates that Tower Owner desires to pursue an alternative site, and such alternative site is satisfactory to NT Collocator, NT Collocator shall enter into a lease or sublease agreement with Tower Owner with respect to such alternative site and the NT Communications Equipment shall be relocated to such alternative site.

            With respect to each Site listed on Schedule 4(d)(ii)(A) or Schedule 4(d)(iii) attached hereto, If the Tower Owner Expiration Notice indicates that Tower Owner desires to negotiate a Qualified Site Lease Extension, Tower Owner shall use commercially reasonable efforts to successfully complete such negotiations within thirty (30) days after NT Collocator’s receipt of the Tower Owner Expiration Notice. If Tower Owner is unable to secure the applicable Qualified Site Lease Extension within thirty (30) days after NT Collocator’s receipt of the Tower Owner Expiration Notice, Tower Owner shall deliver to NT Collocator a binding offer to secure the applicable Qualified Site Lease Extension subject to NT Collocator agreeing to amend the terms of the applicable SLA to (A) increase the then current term of such SLA for the shorter of the duration of the proposed term of the new Site Lease extension or renewal to be negotiated by Tower Owner or 10 years, (B) provide for the payment of Rent for the Site through the extended SLA term or to adjust the Rent of the Site for the balance of the extended SLA term to the higher of (i) Bolivian fair market value rent for the tower use specified in the SLA (“FMV”), and (ii) the then applicable Rent for such Site and (C) to include that the annual escalation of the Base Rent (as adjusted to FMV, if applicable) for such Site is three percent (3%) (collectively, the “Revised Terms”).

            Within thirty (30) days of receiving written notice of the Revised Terms, NT Collocator shall notify Tower Owner in writing that it is thereby electing to (A) accept all of the Revised Terms, in which case the Parties shall enter into an amendment to the SLA in accordance with the Revised Terms and Tower Owner shall secure the applicable Qualifed Site Lease Extension; (B) reject the Revised Terms, in which case the term of the applicable SLA shall terminate as of the Site Expiration Date determined without regard to the proposed Qualifed Site Lease Extension; or (C) propose a different FMV from that offered by Tower Owner in its Revised Terms but accept the other Revised Terms, in which case (i) the Parties shall promptly enter into an amendment to the SLA in accordance with the Revised Terms as amended by NT Collocator’s FMV proposal (if Tower Owner accepts NT Collocator’s FMV proposal) or in accordance with the Revised Terms except for an FMV (which will be determined in accordance with the immediately following paragraph) and (ii) Tower Owner shall secure the applicable Qualified Site Lease Extension.

            If NT Collocator disputes the FMV, NT Collocator and Tower Owner shall use good faith efforts to agree upon the FMV within fifteen (15) days after NT Collocator delivers written notice of its notice of dispute to Tower Owner. If NT Collocator and Tower Owner are unable to reach an agreement on the FMV within such 15-day negotiation period, then Tower Owner and NT Collocator shall each, within fifteen (15) days of the end of the 15-day negotiation period, appoint an independent appraiser with at least 10 years of experience in the appraisal of commercial property in the same geographical area as the Site in question (each, a “Qualified Appraiser”), and each shall notify the other Party of the name, address and qualifications of said appraiser within such 15-day period. In the event either Party fails or refuses to appoint an appraiser or to notify the other Party of the name, address and qualifications of said appraiser within such 15-day period, then the single appraiser that was timely appointed and disclosed shall constitute the sole appraiser for the purpose of determining the FMV. If both Parties timely appoint an appraiser in accordance with the procedures set forth above, the two appraisers shall immediately proceed to determine the FMV and shall complete their assessments within thirty (30) days after their appointment. If the higher of the two appraisals is no more than 110% of the lower appraisal, then the FMV shall be average of the two appraisals. If the higher of the two appraisals is more than 110% of the lower appraisal, the two appraisers shall together within fifteen (15) days thereafter appoint a third Qualified Appraiser to determine the FMV and the FMV for purposes of the Revised Terms shall be the average of the FMV determinations made by each three Qualified Appraisers.

                          (iii)        With respect to each Site that is listed on Schedule 4(d)(iii) attached hereto, if the Site applicable to such Site Lease is an Unprofitable Site as of such Notice Date, or will become an Unprofitable Site during the term of the SLA, including any of its extensions, Tower Owner shall have no obligation to take further action under this Section 4(d) with respect to such Site unless NT Collocator shall make a binding offer to Tower Owner to amend the terms of the SLA with respect to such Site to (i) increase the then current term of such SLA for 10 years, (ii) increase the Rent for such Site to such amount as is necessary to cause such Site to no longer be an Unprofitable Site, and (iii) to include that the annual escalation of the Base Rent for such Site is three percent (3%) (collectively, the “Limited Revised Terms”). If NT Collocator makes a binding offer to amend the terms of the SLA to include the Limited Revised Terms, Tower Owner shall use commercially reasonable efforts to negotiate a Qualifed Site Lease Extension for such Site. Upon the completion of the negotiation of the Qualifed Site Lease Extension for such Site, NT Collocator and Tower Owner will execute an amendment to the applicable SLA to incorporate the Limited Revised Terms effective as of the commencement of such renewed or extended term of the Site Lease for such Site. It is the expectation and understanding of NT Collocator and Tower Owner that a Qualified Appraiser, in determining FMV, will consider such inputs as market comparables as well as underlying site expenses, including rent of the Site Lease.

                          (iv)        Subject to Section 12(a), Tower Owner shall not take any action that would result in early termination of any Site Lease (that is attributable to the action of Tower Owner and not the action of NT Collocator, either prior to or after the Effective Date) during the term of the applicable SLA. If Tower Owner or an Affiliate of Tower Owner acquires the interest of the Lessor in the NT Collocation Space or Site, the merger of the Site Lease will not cause a termination of the SLA.

            5.        USE OF NT COLLOCATION SPACE.

            NT Collocator shall be entitled to use the NT Collocation Space at each Site, at no cost in addition to Rent, for the purpose of constructing, installing, maintaining, expanding, repairing, modifying, replacing and/or operating the NT Communications Equipment. Notwithstanding anything to the contrary in this MLA, NT Collocator shall be permitted to use the radio frequency signal and spectrum received and generated by the NT Communications Equipment to provide third parties with customary, industry standard roaming or mobile virtual network services. Notwithstanding the immediately preceding sentence, NT Collocator shall be permitted to engage in RAN Sharing if (a) it is approved in writing by Tower Owner, which approval shall not be unreasonably withheld, conditioned or delayed, or (b) required by a Governmental Authority, provided that NT Collocator shall provide notice to Tower Owner of any such legal requirement proposed to be imposed by a Governmental Authority so that Tower Owner shall have the opportunity to intervene, comment on, and/or challenge such legal requirement of such Governmental Authority, provided that in the case of (a) and (b), the then current Base Rent portion of Rent will be increased by 50% commencing as of the date the RAN Sharing commences.

            6.        ACCESS TO NT COLLOCATION SPACE.

                       (a)        Access to Ground-Based Facilities. Subject to any conditions in the applicable Site Lease existing before the Effective Date, and except as set forth in Section 6(b), NT Collocator and its employees, agents and contractors may enter each Site to obtain entry to the NT Collocation Space, twenty-four (24) hours per day, seven (7) days per week, at no charge, by giving prior written notice to Tower Owner twenty-four (24) hours in advance except in case of an emergency, in which case notice shall be given as promptly as reasonably practicable.

                      (b)        Access to Tower. NT Collocator may enter and access the Tower at no charge at any time with written notice to Tower Owner given twenty-four (24) hours in advance or pursuant to an entry and access plan previously agreed to by Tower Owner and NT Collocator. In the case of emergency, however, NT Collocator shall only be required to give Tower Owner notice as promptly as reasonably practicable.

                      (c)        Elimination of Obstructions. Tower Owner shall use commercially reasonable efforts to prevent and eliminate obstructions on each Site that prevent NT Collocator from having access to repair and replace all of the NT Communications Equipment and NT Improvements (including related Cables) or from being able to fully open any equipment cabinet doors in such space and repair and replace equipment therein. Tower Owner shall use commercially reasonable efforts to eliminate obstructions (including all natural obstructions such as snow, branches and/or mud) that prevent or materially hinder NT Collocator from utilizing access roads, driveways or easements to a Site within twenty-four (24) hours after email notice from NT Collocator (or such longer period of time, if applicable, as may be commercially reasonable under the circumstances).

                      (d)        Email Notification. Tower Owner shall provide NT Collocator with an email address for purposes of receiving notification of the matters set forth in this Section 6.

            7.        USE OF EASEMENTS AND UTILITIES.

            Subject to any conditions in the applicable Site Lease and in any applicable easements, NT

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Collocator shall have the right to use: (i) any existing easements or other similar agreements benefiting the Site; (ii) any existing facilities for access to the Site and NT Collocation Space; and (iii) any existing facilities for utilities available to Tower Owner under the Site Lease. Subject to any conditions in the applicable Site Lease and in any applicable easements, NT Collocator shall have the right to modify, improve and install, at its own expense, Cables and other facilities (including any relating to providing Backhaul Services) ("***Ancillary Facilities***") on, over, under and across the Site or in any easement benefiting the Site, solely for the benefit of the NT Communications Equipment. If any easement benefiting the Site is insufficient for NT Collocator's permitted use under this MLA, then Tower Owner will cooperate with NT Collocator to obtain easement rights from the Lessor sufficient for NT Collocator's use provided that Tower Owner will not assume any additional cost in acquiring such easement rights for NT Collocator's use. For each Site, Tower Owner shall timely pay NT Collocator for the cost of all power utilities for lighting of the Tower in the amount of $[redacted] per month, until such time as Tower Owner installs separate meters for utilities it uses at the applicable Site. Tower Owner shall, in any event, install separate meters prior to allowing a Tower Subtenant to occupy space on a Site.

8. OWNERSHIP OF IMPROVEMENTS.

The NT Communications Equipment, NT Improvements and Ancillary Facilities shall at all times be the property of and belong to NT Collocator. NT Collocator shall install, maintain and repair the NT Communications Equipment, NT Improvements and Ancillary Facilities at its sole cost and expense. Notwithstanding anything to the contrary in this MLA, any Non-Severable Modifications of the Tower paid for by NT Collocator and/or its Affiliates shall, upon completion of such Non-Severable Modifications of the Tower, become the sole property of Tower Owner, without warranty from NT Collocator. NT Collocator and its Affiliates shall, upon written request, promptly deliver to Tower Owner bills of sale or other instruments evidencing Tower Owner's ownership of said Non-Severable Modifications and shall take reasonable additional actions necessary to transfer the Non-Severable Modifications (including, but not limited to, any ancillary rights such as warranties, etc.) to Tower Owner. For the avoidance of doubt, Tower Owner does not have, and expressly disclaims, any right, title, or interest in or to any Severable Modifications but lightning rods, lightning conductors and grounding rings that protect Communications Equipment at each Site shall become Improvements that shall be owned by Tower Owner.

9. NT COLLOCATION SPACE.

(a) Collocation Space. As used herein, "***NT Collocation Space***," as to each Site, means:

(i) The portions of the Land or rooftop comprising such Site (and the air space above such portions of the Land or rooftop) on which any portion of the NT Improvements or NT Communications Equipment is located, operated or maintained as of the Effective Date (the "***Effective Date Ground Space***"), as further detailed in the applicable SLA, plus one additional square meter of (contiguous if available at no additional cost pursuant to the Site Lease) ground space (together with the Effective Date Ground Space, the "***NT Ground Space***"). The NT Ground Space at any Site shall be documented in the SLA for such Site in accordance with Section 1(b).

(ii) The portions of the Tower on such Site on or within which any portion of NT Communications Equipment is located, operated or maintained (including portions of the Tower on which any antennas, transmission and electrical energy lines, amplifiers, filters and other Tower mounted equipment are located) as of the Effective Date, which portions need not be contiguous (the "***Effective Date Tower Space***") as further detailed for each Site in the applicable SLA (the "***NT Tower Space***"); but in the event Tenant modifies the Effective Date Tower Space by removing NT Communications Equipment installed on the Tower as of the Effective Date that is not replaced by NT Communications Equipment (a) installed pursuant to a Like-for-Like Equipment Replacement, or (b) installed as new NT Communications Equipment with respect to which NT Collocator is paying additional rent to Tower Owner pursuant to the Pricing List, then the NT Tower Space shall be reduced by the vertical portion of the Tower vacated as a result of such removal unless the same vertical portion of the Tower is occupied by other NT Communications Equipment that was installed as of the Effective Date or for which NT Collocator is paying additional rent to Tower Owner pursuant to the Pricing List; provided, however, in no event shall the NT Tower Space be less than a single RAD Center. At such time as Tower Owner has obtained a commitment or received a request (that PTI intends to fulfill) from a third party to lease space on a Tower that does not have an open RAD Center available to lease to such prospective Tower Subtenant, if the Effective Date Tower Space is occupying more than one RAD Center, then Tower Owner may deliver a written request (each, a “Consolidation Request”) to NT Collocator to relocate the NT Communications Equipment, at Tower Owner’s cost and expense, so as to make any RAD Center available for lease by Tower Owner to such prospective Tower Subtenant. Upon receiving a duly issued Consolidation Request, if NT Collocator determines it can relocate the NT Communications Equipment so as to make available a RAD Center without causing interference or a degradation in the telecommunications services provided by NT Collocator, NT Collocator shall notify Tower Owner of the RAD Center at such Site from which it will vacate and relocate the NT Communications Equipment, and which Tower Owner will thereafter be free to lease to such prospective Tower Subtenant (each, a “Vacated RAD Center”). Upon Tower Owner notifying NT Collocator that it has received a commitment from a prospective Tower Subtenant to lease the Vacated RAD Center, NT Collocator shall as soon as practicable vacate the Vacated RAD Center by causing the NT Communications Equipment located therein to be relocated to another RAD Center being occupied by NT Collocator. Upon NT Collocator removing the NT Communications Equipment from the Vacated RAD Center, Tower Owner shall reimburse NT Collocator for the third party costs and expenses incurred to relocate the NT Communications Equipment and the NT Tower Space shall no longer include the Vacated RAD Center;

                          (iii)        Any ground or rooftop space needed for the Cables necessary to provide Backhaul Services to NT Collocator or other Tower Subtenants at the Site existing as of the Effective Date, subject to the applicable application and amendment process set forth in Section 9(f) and Section 10 for any such changes to the Cables, and any ground space needed for metering of utility service provision according to the requirements of the utility distribution companies, provided, however, that any ground or rooftop space needed for the Cables necessary to provide Backhaul Services will not exceed the NT Ground Space; and

                          (iv)        Any additional Tower space in which Additional Equipment is installed in accordance with Section 9(d) or Additional Ground Space that Tower Owner leases, licenses or otherwise grants a right to use to NT Collocator in accordance with Section 9(c).

            (b)        Reserved Amount of Tower Equipment in NT Collocation Space. As to each Tower Site, NT Collocator shall have the right to construct, install, maintain, repair, modify, replace and operate in the NT Tower Space on the Tower any NT Communications Equipment consisting of the greater of

            (i)        the following (plus all related mounts, collectively, the “NT Effective Date Amount of Tower Equipment”):

            (A)        antennas (including, without limitation, microwave antennas and dishes), remote radio units and other Tower mounted equipment (excluding mounts and Cables) having an aggregate Wind Load Surface Area equal to the aggregate Wind Load Surface Area of the antennas within the primary RAD center or secondary RAD center, if applicable (including, without limitation, microwave antennas and dishes), remote radio units and other Tower mounted equipment (excluding mounts and Cables) of NT Collocator located on the applicable Tower as of the Effective Date plus the Reserved Microwave Antennas and Dishes; and

            (B)        the quantity of Cables of NT Collocator located on the applicable Tower as of the Effective Date; and

            (ii)        the standard equipment configuration set forth on Schedule 9(b) (the “NT Reserved Amount of Tower Equipment”).

NT Collocator’s right to place in the NT Collocation Space on a Tower, antennas (including, without limitation, microwave antennas and dishes), RRUs, other Tower mounted equipment or Cables in excess of the NT Reserved Amount of Tower Equipment will be subject to (x) any increase in Rent or any additional rent or amount set forth on the Pricing List attached hereto as Exhibit E; and (y) NT Collocator’s compliance with Tower Owner’s standard application and amendment process set forth in Section 9(f) and Section 10 for any such change (other than as provided in Section 10(b)). Exhibit F attached hereto contains sample calculations of the Wind Load Surface Area for hypothetical configurations of NT Communications Equipment.

                   (c)        Additional Ground Space. Without limitation of NT Collocator’s rights under Section 9(a)(i) and Section 9(a)(ii), if NT Collocator deems it necessary to obtain additional ground or rooftop space (“Additional Ground Space”) at any Site, NT Collocator and Tower Owner shall cooperate to determine the availability of such space and negotiate in good faith the lease of such space on such Site and shall follow the application and amendment process set forth in Section 9(f) and Section 10. For the avoidance of doubt, if Additional Ground Space is then available with respect to such Site and Tower Owner and NT Collocator successfully negotiate the lease of such Additional Ground Space, then Tower Owner and NT Collocator shall enter into an amendment to the applicable SLA setting forth the terms under which NT Collocator shall lease any Additional Ground Space, including, but not limited to, any additional rent to be paid by NT Collocator if the Additional Ground Space is on a Rooftop Site or, as to any Tower Site, includes space in excess of the Effective Date Ground Space in accordance with the Pricing List.

                   (d)        Additional NT Communications Equipment in the NT Collocation Space. NT Collocator may install, maintain, and operate Communications Equipment in excess of the NT Effective Date Amount of Tower Equipment or outside the NT Tower Space (individually or collectively “Additional Equipment”); provided that there is sufficient structural load capacity and Available Space at the time NT Collocator applies to install such Additional Equipment. The application shall be processed and an amendment to the subject SLA shall be executed to document any Additional Equipment or any changes to existing equipment as of the Effective Date in accordance with Section 9(f) and to set forth the additional rent to be paid by NT Collocator for the Additional Equipment in accordance with the Pricing List.

                   (e)        NT Collocator’s Right to Enhance Structural Capacity of Tower With Insufficient Capacity as of the Effective Date. With respect to any Site for which the structural capacity of the Tower is not sufficient as of the Effective Date to support the NT Effective Date Amount of Tower Equipment, Tower Owner shall, upon request by NT Collocator and at NT Collocator’s cost and expense, make any Modifications to a Tower that it reasonably deems necessary to increase the structural capacity of such Tower to support the NT Effective Date Amount of Tower Equipment installed as of the Effective Date; provided that the costs of such Modifications shall be assumed by NT Collocator. The structural loading capacity of a Tower and the structural loading thereon shall be determined based on a structural report obtained by Tower Owner at NT Collocator’s cost.

                   (f)        Application and Amendment Process. Except as otherwise provided in Section 10(b)(i) below, NT Collocator’s rights to install and operate any NT Communications Equipment at a Site in addition to or in replacement of the NT Communications Equipment existing at the Site as of the Effective Date shall not become effective, and installation of such additional NT Communications Equipment or modification of the existing NT Communications Equipment at a Site shall not commence, until the following conditions are satisfied:

                                 (i)        Tower Owner has received any written consent required under the Site Lease to allow Tower Owner to permit such installation or modification;

                                 (ii)        NT Collocator has submitted to Tower Owner and Tower Owner has approved NT Collocator’s application for such installation or modification (a “Site Engineering Application”), which approval shall not be unreasonably withheld, conditioned or delayed;

                                 (iii)        Tower Owner has received and approved NT Collocator’s drawings showing the installation or modification of the NT Communications Equipment, which approval shall not be unreasonably withheld, conditioned or delayed;

                                 (iv)        Tower Owner has received a structural report obtained by NT Collocator at NT Collocator’s cost;

                                 (v)        Tower Owner has reviewed and approved all permits obtained by NT Collocator for its installation or modification of the NT Communications Equipment and all required Governmental Approvals of NT Collocator’s proposed installation or modification at the Site, which approval shall not be unreasonably withheld, conditioned or delayed;

                                 (vi)        an amendment to the SLA has been executed to set forth the conditions of the installation or modification of the NT Communications Equipment; and

                                 (vii)        Tower Owner has issued a Notice to Proceed pursuant to Section 10(a) with respect to the proposed installation or modification, which issuance shall not be unreasonably withheld, conditioned or delayed.

                   If any applicable condition set forth above is not satisfied within one hundred eighty (180) days of the date of the approval of the Site Engineering Application or within such other period as may be specified in the subject amendment of the SLA, Tower Owner and NT Collocator shall each have the right to terminate the subject amendment of the subject SLA. The terminating party shall provide written notice to the other party in the event that the amendment of the subject SLA is terminated due to failure to satisfy the above conditions. Tower Owner and NT Collocator shall cooperate to obtain, prompt satisfaction of any of the above conditions.

                   (g)        Lease; Appurtenant Rights. Except as otherwise expressly provided herein, NT Collocator and Tower Owner expressly acknowledge that the NT Collocation Space at each Site shall be deemed rented to, reserved for or otherwise be made available to NT Collocator pursuant to this MLA, in each case at each Site for the exclusive possession and use by NT Collocator, whether or not such NT Collocation Space is now or hereafter occupied. NT Collocator shall have the right to occupy the portions of Land or rooftop, the Improvements and Tower occupied as of the Effective Date and any additional space constituting NT Collocation Space and to construct, install, maintain, expand, repair, modify, replace and operate any NT Communications Equipment, NT Improvements and Ancillary Facilities therein or thereon subject to the terms provided in this MLA. Tower Owner also grants to NT Collocator as to each Site, and NT Collocator reserves and shall at all times retain (for the benefit of NT Collocator), subject to the terms of this MLA, the Site Leases, easements with third parties, the rights of Tower Subtenants and applicable Laws:

                                 (i)        Site Access. A non-exclusive right and easement for Site access as provided for in Section 6(a);

                                 (ii)        Tower Access. The right to access the Towers as provided in Section 6(b);

                                 (iii)        Storage. The right, exercisable during periods in which NT Collocator is actively performing work at a Site, to use any unoccupied portion of the ground space or rooftop at the applicable Site for purposes of temporary location and storage of any of its equipment and for performing any repairs or replacements and so long as these portions of ground remain unoccupied. NT Collocator’s right to occupy such area shall cease upon receipt of a notice from Tower Owner requesting NT Collocator to remove its equipment if these spaces are leased or otherwise occupied by other Tower Subtenants;

                                 (iv)        Utility Lines. A non-exclusive right and easement for the use, construction, installation, maintenance, expansion, repair, modification, replacement and operation of all utility lines, Cables and all equipment and appurtenances located on the Site and providing electrical, gas and any other utility service (including Backhaul Services) to NT Collocator’s Communications Facility on the Site, which right and easement includes the right of NT Collocator and its agents, employees and contractors to enter upon the Site to install, repair, maintain, expand and replace such utility facilities. NT Collocator shall have the absolute right to contract with any utility service providers it elects, from time to time, for utility services that solely serve the NT Collocator’s Communications Facility at the Site. Notwithstanding anything in this Section 9(g)(iv) to the contrary, Tower Owner will at its expense repair and maintain each utility line from the “tap-in” point where the utility service provider is no longer responsible for the line supplying the applicable utility service to the point at which such utility line crosses into the NT Collocation Space; and

                                 (v)        Full Use and Enjoyment. Any and all rights pursuant to Section 9(b), Section 9(d), Section 9(h), and Section 9(i) and all appurtenant rights reasonably inferable to permit NT Collocator’s full use and enjoyment of the NT Collocation Space including the rights specifically described in this Section 9, all in accordance with this Section 9.

                   (h)        Maintenance. NT Collocator shall, at all times during the Term as to any Site, at NT Collocator’s sole cost and expense, keep and maintain NT Communications Equipment and NT Improvements in a structurally safe and sound condition, in accordance with the general standard of care in the telecommunications industry, subject to Tower Owner’s obligations with respect to the maintenance and repair of the Site and Tower hereunder. For the avoidance of doubt, NT Collocator is not obligated to make repairs to or conduct maintenance on the Towers under the terms of this MLA.

                   (i)        No Obligation With Respect to NT Collocator’s Communications Facility. In addition to, and not in limitation of any right of NT Collocator under Section 2, and notwithstanding anything in this MLA to the contrary, without limiting or diminishing NT Collocator’s payment obligations hereunder in any manner, including its obligation to pay Rent, NT Collocator shall have no obligation to occupy or to operate NT Collocator’s Communications Facility in the NT Collocation Space of any Site, and NT Collocator shall have the right, exercisable at any time during the Term as to any Site, to cease occupying or operating NT Collocator’s Communications Facility in the NT Collocation Space of such Site, and retain its right to such NT Collocation Space unless such cessation would be a violation of any permits granted by any Governmental Authorities to NT Collocator with respect to such Site and neither Tower Owner nor any other Tower Subtenant has been issued a permit by any Governmental Authority with respect to such Site; provided, however, if (i) NT Collocator is no longer occupying or operating NT Communications Equipment at a Site, (ii) Tower Owner is required to decommission the Tower at such Site as a result of requirements of a Governmental Authority, and (iii) within thirty (30) days of written notice thereof from Tower Owner, NT Collocator elects in a written notice to Tower Owner to relinquish its rights to such Site under this MLA and the applicable SLA, then NT Collocator shall no longer have any right to use such Site and NT Collocator shall have no right to assert any claim (including, but not limited to, a claim for damages) against the Tower Owner. For the avoidance of doubt, the Parties hereto agree that an amendment to an SLA is not necessary to effectuate the intent of this Section 9(i).

                   (j)        Waiver. Tower Owner agrees to and does hereby waive and relinquish any lien of any kind and any and all rights, statutory or otherwise, including levy, execution and sale for unpaid rents, that Tower Owner may have or obtain on or with respect to any NT Communications Equipment, Ancillary Facilities or NT Improvements which shall be deemed personal property for the purposes of this MLA, whether or not the same is real or personal property under applicable Law.

                   (k)        Right of Substitution of NT Collocation Space.

                                 (i)        If NT Collocator desires to move all of the NT Communications Equipment and related NT Improvements located on a Tower at an existing Site to a different location on the Tower at the same Site, then within fifteen (15) Business Days after receiving a written request from NT Collocator, Tower Owner shall notify NT Collocator in writing whether there is any Available Space at the subject Site. If any such Available Space then exists at such Site, then NT Collocator may, subject to Tower Owner’s consent, which consent shall not to be unreasonably withheld, conditioned or delayed and shall be deemed given if Tower Owner fails to respond within fifteen (15) Business Days, have a Right of Substitution as to such Available Space at such Site upon completing Tower Owner’s standard application and amendment procedures, as described in Section 9(f), Section 9(i)(ii) and Section 10.

                                 (ii)        If NT Collocator elects to exercise (with Tower Owner’s consent) its Right of Substitution, then the Parties will promptly execute and deliver an amendment to the applicable SLA with respect to the Available Space where NT Collocator desires to relocate all of the NT Collocation Space on the Tower at such Site, which amendment will substitute the previously existing NT Collocation Space on the Tower with the applicable Available Space at such Site, but the other terms and conditions (including Rent and remaining term of the SLA) will not be amended, and, thereafter, upon completion of the relocation of the NT Communications Equipment and NT Improvements at such Site (at NT Collocator’s expense): (A) the previously existing NT Collocation Space on the Tower shall automatically be released by NT Collocator and become a part of the Available Space at the applicable Site; (B) NT Collocator shall deliver such previously existing NT Collocation Space in good condition, repair and order, reasonable wear and tear excepted and shall remove all NT Communications Equipment and NT Improvements from such previously existing NT Collocation Space at the applicable Site and restore any damage thereto caused by, through or under NT Collocator or any of its Affiliates; and (C) NT Collocator shall no longer have any rights or obligations with respect to such previously existing NT Collocation Space under this MLA or the applicable SLA. Subject to the terms of this MLA, and concurrently with the execution and delivery of such amendment, the Available Space on such Site to which the NT Communications Equipment and NT Improvements have been relocated shall automatically become and constitute part of the NT Collocation Space at such Site.

                   (l)        Right of Relocation to a New Site.

                                 (i) Subject to Section (iii), if the term of this MLA shall, in accordance with the terms and provisions herein, terminate with respect to any Site as a result of the expiration or earlier termination of the applicable Site Lease, a casualty or a condemnation (each, an “Early Termination”) and prior to the expiration of the last scheduled renewal term available to NT Collocator as of the Effective Date under this MLA (assuming such Early Termination had not occurred), then NT Collocator may notify Tower Owner in writing of its desire, at NT Collocator’s sole expense, to relocate the NT Collocation Space at such existing Site (each, a “Relocation Request”) to a new site (each, a “Relocation Site”) that has been or will be acquired or is or will be owned or maintained by Tower Owner at the time of such Early Termination (or such later date as Tower Owner may agree) and is in the same market area as such existing Site that was terminated (assuming available tower space, structural capacity and ground or rooftop space at such Relocation Site) on the same terms and conditions as set forth in this MLA and the applicable SLA (including with respect to the amount of Rent to be paid by NT Collocator at the Relocation Site) for the remainder of the term of this MLA and the SLA for such existing Site; provided, however, that the SLA shall be amended to be consistent with the Site Lease for the Relocation Site. The Relocation Request shall specify the Relocation Site in reasonable detail. For the avoidance of doubt, in no event shall Tower Owner be obligated to construct or acquire a Relocation Site. NT Collocator may offer an alternative site for sale to Tower Owner and if Tower Owner, in its sole discretion, elects to purchase such alternative site from NT Collocator or a third party, then NT Collocator and Tower Owner shall enter into a rental agreement with respect to such alternative site, on substantially the same terms as set forth in this MLA. Within fifteen (15) Business Days after receiving NT Collocator’s Relocation Request, Tower Owner shall deliver a written response to NT Collocator (i) granting the Relocation Request; (ii) informing NT Collocator that the Relocation Site does not have Available Space but offering to grant the Relocation Request on condition that NT Collocator pay for such structural and other enhancements to the Relocation Site as are reasonably required to create Available Space; or (iii) denying the Relocation Request on the ground that no Relocation Site is available, or that Tower Owner does not intend to construct or acquire a Relocation Site, or that the Relocation Site has no Available Space and that Available Space cannot reasonably be created by structural enhancements. If Tower Owner offers to grant the conditional Relocation Request pursuant to clause (ii) of the preceding sentence, NT Collocator shall have fifteen (15) Business Days after receiving Tower Owner’s response to accept the Tower Owner’s offer by confirming in writing that it will pay for the cost of creating Available Space. In the event that NT Collocator provides a timely acceptance of the Tower Owner’s offer to grant the Relocation Request pursuant to clause (ii) above, Tower Owner and NT Collocator shall work in good faith on the plans necessary to create the Available Space on the Relocation Site requested by NT Collocator and the costs to complete the work necessary to carry out such plans. NT Collocator will have the right to submit a Relocation Request anytime during the period commencing one hundred eighty (180) days prior to the date of the Early Termination and ending one hundred eighty (180) days after the date of the Early Termination by delivering written notice of such Relocation Request to Tower Owner and completing Tower Owner’s standard application and amendment procedures, as described in Section 9(f), Section 9(l)(ii) and Section 10. Notwithstanding anything in this MLA to the contrary, NT Collocator may submit no more than five (5) Relocation Requests to Tower Owner during the term of this MLA.

                                 (ii) If NT Collocator elects to exercise its Right of Relocation, then, the Parties will promptly execute and deliver an amendment to the applicable SLA, which amendment will substitute the NT Collocation Space at such existing Site with the applicable Available Space at the Relocation Site, but the other terms and conditions (including Rent and remaining term of the SLA) will not be amended other than for consistency with the Site Lease for the Relocation Site, and, upon the earlier of the Site Expiration Date for the existing Site or NT Collocator’s completion of the relocation of the NT Communications Equipment and NT Improvements at the Relocation Site (at NT Collocator’s expense): (A) NT Collocator shall deliver such previously existing NT Collocation Space at such existing Site in good condition, repair and order, reasonable wear and tear excepted and shall remove all NT Communications Equipment and NT Improvements from such previously existing NT Collocation Space at such existing Site and restore any damage thereto caused by, through or under NT Collocator or any of its Affiliates; and (B) NT Collocator shall no longer have any rights or obligations with respect to such previously existing NT Collocation Space under this MLA or the applicable SLA (including, without limitation, any duty to pay Rent). Subject to the terms of this MLA, and concurrently with the execution and delivery of such amendment, the Relocation Site will be substituted for such existing Site and the Available Space on such Relocation Site to which the NT Communications Equipment and NT Improvements have been relocated shall automatically become and constitute the applicable NT Collocation Space. For the avoidance of doubt, the Parties hereby acknowledge that once NT Collocator has moved the NT Communications Equipment and NT Improvements from an existing Site to a Relocation Site, then: (i) the SLA for the existing Site shall be terminated effective as of the date of removal of the NT Communications Equipment and NT Improvements from the existing Site; (ii) NT Collocator shall not have a right to move the NT Communications Equipment and NT Improvements back to the existing Site; and (iii) NT Collocator expressly relinquishes any and all rights to use and/or occupy any portion of the NT Collocation Space at the existing Site as of the date of removal of the NT Communications Equipment and NT Improvements from the existing Site.

                                 (iii) The provisions of this Section 9(l) are subject to Tower Owner’s right to require that NT Collocator accept an alternative site upon an Early Termination that (x) is within a Search Ring provided by NT Collocator, and (y) has materially equivalent radio signal coverage as the existing Site that was terminated and on the same terms and conditions as set forth in this MLA and the applicable SLA; provided, that Tower Owner, at its cost, provides NT Collocator with a cell on wheels or other temporary solution to provide the necessary coverage to prevent an interruption in NT Collocator’s service coverage prior to NT Collocator being able to use such alternative site. Notwithstanding anything in this MLA to the contrary, Tower Owner may may require NT Collocator to accept an alternative site pursuant to this subparagraph in no more than five (5) instances during the term of this MLA.

              10.        NOTICE TO PROCEED; MODIFICATION; ACCESS.

                          (a)        Notice to Proceed. Subject to the terms and conditions of Section 10(b), before NT Collocator makes any Material Modification of the NT Communications Equipment in the NT Collocation Space, NT Collocator shall submit a request to Tower Owner for a written authorization from Tower Owner to proceed with the work (each, a “Notice to Proceed”). The request for a Notice to Proceed shall include: (i) NT Collocator’s proposed plans for modifications to the NT Communications Equipment, including a structural analysis of modifications to the NT Communications Equipment on the Tower, the cost of which shall be borne by NT Collocator; (ii) evidence that NT Collocator has obtained all approvals required by any federal, state or local governmental authority (collectively the “Governmental Approvals”) for the NT Communications Equipment modification; and (iii) other documentation reasonably required by Tower Owner. Within thirty (30) days after Tower Owner’s receipt of a request for a Notice to Proceed, Tower Owner shall promptly review and respond to NT Collocator’s request for a Notice to Proceed and shall provide NT Collocator with either; (x) its comments, questions and/or changes, (y) with a Notice to Proceed or (z) the rejection of the proposed modification that must be reasonably justified. NT Collocator shall provide Tower Owner (using the contact information provided on the Notice to Proceed) with at least forty-eight (48) hours advance written or email notice of the commencement of work.

                          (b)        Changes to NT Communications Equipment.

                                 (i)        NT Communication Equipment Maintenance. Subject to notice provisions set forth in Sections 6(a) and 6(b), NT Collocator may proceed with: (y) the maintenance, repair, removal or replacement of the NT Communications Equipment existing as of the Commencement Date and any other previously approved NT Communications Equipment, including without limitation a “swap” (a Like-for-Like Equipment Replacement) of NT Communications Equipment, if such work does not materially change the structural impact of such NT Communications Equipment on the Tower; or (z) the installation of NT Communications Equipment on the ground that does not extend beyond the NT Ground Space.

                                 (ii)        NT Communication Equipment Modification. NT Collocator shall request a Notice to Proceed as delineated in Section 10(a) of this MLA, for any modification to the NT Communications Equipment that either: (y) materially increases the structural impact of NT Communications Equipment on the Tower; or (z) increases the footprint of the NT Communications Equipment beyond the NT Ground Space (“Material Modification”). If a modification is not a Material Modification as defined in this section, NT Collocator may proceed as indicated in Section 10(b)(i) of this MLA.

                          (c)        Access by Authorized Persons. Upon request by Tower Owner, NT Collocator will submit in writing the identity of all personnel of NT Collocator, contractors, subcontractors, consultants and engineers who are expected to work on NT Communication Equipment. Only employees, contractors, subcontractors, consultants and engineers of NT Collocator or persons under their direct supervision who have been given prior approval by Tower Owner (such approval not to be unreasonably withheld, conditioned or delayed) for Tower access and work will be permitted to access the Tower, pursuant to the terms regarding Site access set forth in this MLA.

                          (d)        Submission of “As-Built” Plans and Tower Owner Review. After installation of the New NT Communications Equipment and/or NT Improvements or modification of the NT Communications Equipment and/or NT Improvements, other than a modification made pursuant to Section 10(b)(i) or a Like-for-Like Equipment Replacement, NT Collocator shall submit one set of “as-built” drawings for the NT Communications Equipment, NT Improvements and Ancillary Facilities to Tower Owner. Tower Owner shall have thirty (30) business days to deliver written notice to NT Collocator, pursuant to Section 34 of this MLA, of any discrepancies between the approved equipment and improvements and the actual equipment and improvements. Tower Owner’s failure to object to the “as-built” drawings within such period shall constitute approval of the “as-built” drawings and a waiver of any right to charge NT Collocator for any New NT Communications Equipment shown on the “as-built” drawings, even if such equipment was not included in the plans previously approved by Tower Owner.

              11.        LIMITATIONS ON NT COMMUNICATIONS EQUIPMENT.

                          (a)        Height Limitation. NT Collocator may not install any portions of the New NT Communications Equipment above the existing height of the Tower except in any space above the top of the Tower that is part of the NT Tower Space, or extend the height of the Tower without Tower Owner’s prior written consent, which consent shall be in Tower Owner’s reasonable discretion. If an extension of the Tower is necessary to accommodate the New NT Communications Equipment and Tower Owner consents to such extension: (i) Tower Owner and NT Collocator shall cooperate in the design, permitting and construction of the extension; (ii) Tower Owner shall undertake the construction; and (iii) the costs related to the extension shall be assumed by NT Collocator.

                          (b)        No Harm to Tower or Rooftop. NT Collocator may not use materials at a Site in a manner that will cause corrosion, rust or harm to the Tower structure, Rooftop Site or their respective appurtenances in a manner that is inconsistent with the general standard of care and practices in the telecommunications industry. In addition, NT Collocator may not use any materials or any contractor at a Rooftop Site that would invalidate or impair any rooftop warranties.

                          (c)        Code Compliance. NT Collocator’s structural modification design for any extensions or enhancements to the Tower, if any, must meet applicable structural code requirements.

                          (d)        Fencing. NT Collocator may install a chain link or similar security fence around the portion of the NT Collocation Space consisting of NT Collocator Primary Ground Space and any Additional Ground Space under the applicable SLA and any amendments thereto, not including any access easement, and subject to any requirements and restrictions in the applicable Site Lease.

                          (e)        Legal Compliance. NT Collocator shall give any applicable notices and comply with all Laws applicable to NT Collocator’s work on the Site.

                          (f)        Safety. NT Collocator and its Affiliates shall take all precautions reasonably necessary to protect Persons and materials at the Site from injury or damage caused by its activities at the Site. NT Collocator shall have no: (i) duty to oversee the work or actions of other Persons who are present on the Site during the performance of work by NT Collocator, its Affiliates and/or their respective agents, provided such Persons are not engaged by or on behalf of NT Collocator, its Affiliates and/or their respective agents; or (ii) responsibility for work performed by other Persons not engaged by or on behalf of NT Collocator, its Affiliates and/or their respective agents.

            12.        MAINTENANCE, MODIFICATIONS AND COMPLIANCE WITH LAW.

                          (a)        Tower Owner Obligations. Tower Owner shall have sole responsibility for maintaining, repairing and replacing (subject to Section 17) each Site and Tower, including, but not limited to, repairing utilities, maintaining landscaping, snow removal in accordance with Section 6(c) as requested by NT Collocator, repairing stealthing and installing and maintaining bird excluders, and installing, maintaining, repairing, and replacing lightning rods, lightning conductors and grounding rings sufficient for all Communication Equipment maintaining at the Site. Tower Owner shall keep each Site and Tower, excluding the NT Communications Equipment, NT Improvements and Ancillary Facilities, in good condition, reasonable wear and tear and casualty excepted. Tower Owner shall keep the Site and Tower, excluding the NT Communications Equipment, in compliance with all applicable Laws (including, but not limited to, taking all such actions and precautions within its reasonable control as are appropriate for obtaining and maintaining all required permits and making any improvements to the Tower or Site necessary to obtain any required permit or Governmental Approval it may be seeking with regards to its operations and Communications Equipment at the applicable Site which shall include but not be limited to:

(1) municipal licenses; (2) environmental licenses; (3) Height Certification issued by the Civil Aviation General Directorate; and, if appropriate (4) social licenses (the “Tower Permits”). It is acknowledged that pursuant to the current Laws and regulations the Tower Owner may not be authorized to directly obtain and maintain some or all of the Tower Permits; therefore, in consideration for entering into this MLA, NT Collocator shall, during the term of the SLA for a Site, take such actions (at Tower Owner’s expense) as are appropriate to obtain, maintain, and renew all Tower Permits (other than Tower Permits that Tower Owner can obtain directly) necessary to operate the Site as operated immediately prior to the Effective Date. Such cooperation may include but not be limited to NT Collocator providing Tower Owner with an appropriate and defined Power of Attorney related to the Tower Permits to maintain and continue them as necessary. Tower Owner shall reimburse NT Collocator all reasonable and customary third party costs and governmental required fees and expenses related to the Tower Permits including but not limited to outside counsel and consultant fees, travel, filing fees and document production and delivery related to such activity. Without limiting the foregoing, Tower Owner shall, to the extent possible, comply (or if required by applicable law or otherwise, NT Collocator shall comply) with all rules, regulations and orders of any Governmental Authority with regard to the lighting, marking and painting of towers. Notwithstanding anything to the contrary in the preceding sentence, with respect to each Assignable Site (but not with respect to each Managed Site), for which at such time Tower Owner holds its own Tower Permits and Governmental Approvals (and is not relying on permits or Governmental Approvals held by NT Collocator), Tower Owner shall be deemed as having satisfied its applicable compliance with Law covenants set forth in such preceding sentence, if Tower Owner complies in all material respects. Tower Owner shall not be deemed to be in default of its obligations under this Section 12(a) to comply with all Laws (or to comply in all material respects with all Laws, as applicable) if such failure to comply with Laws arises out of or relates to any event, condition or occurrence, including the entering into this MLA and applicable SLA, that existed or occurred prior to the Effective Date (each, a “Pre-Existing Condition”) unless (A) (i) Tower Owner receives written notice of noncompliance with the Laws or administrative resolutions from a Governmental Authority with respect to such Pre-Existing Condition, and (ii) such failure to comply with laws or administrative resolutions has not been resolved or cured or the Tower Owner shall have not commenced such resolution or cured such failure on the later of (x) the first anniversary of the Effective Date and (y) six (6) months after receipt of notice of noncompliance from a Governmental Authority, or (B) (i) any claim, demand, assessment, action, suit, fine, levy or other penalty has been asserted or threatened against or imposed on NT Collocator or any of its Affiliates by any Governmental Authority as a result of Tower Owner’s failure to cure such non-compliance and (ii) such non-compliance has not been resolved or cured or the Tower Owner shall have not commenced such resolution or cured such failure on the later of (x) six (6) months after the Effective Date and (y) one (1) month after receipt of notice of such claim, demand, assessment, action, suit, fine, levy or other penalty from such NT Collocator. Notwithstanding the foregoing, Tower Owner will not be deemed to be in default of its obligations hereunder (x) if the claim associated with such Pre-Existing Condition requires NT Collocator to take certain actions as a condition to curing such Pre-Existing Condition and NT Collocator has failed to take action(s) as necessary to satisfy such condition or (y) such Pre-Existing Condition is not capable of being cured by NT Collocator or Tower Owner. Furthermore, NT Collocator shall use its best efforts provide Tower Owner with all notice of noncompliance with the Laws, regulations or administrative resolutions issued by a Governmental Authority with respect to such Pre-Existing Condition and any time requirements contained herein shall not commence until receipt by Tower Owner of such notice.

                          (b)        NT Collocator Obligations. NT Collocator will have no responsibility to maintain or repair the Site or Tower or, to ensure that the Site or Tower complies with applicable Laws, except as expressly provided in the APA or the Transition Services Agreement and except for the obligations related to filing and maintaining permits that NT Collocator is required to obtain and maintain under applicable Law as provided above ; provided, however, NT Collocator shall be solely responsible for damages caused by NT Collocator, its Affiliates and/or their respective contractors, subcontractors, invitees and agents during the term of the applicable SLA. NT Collocator will maintain the NT Communications Equipment, the NT Improvements and Ancillary Facilities in good condition, reasonable wear and tear and casualty excepted, and in compliance with Law. NT Collocator shall keep the NT Communications Equipment, NT Improvements and Ancillary Facilities and operations on the NT Collocation Space in compliance with all applicable Laws, rules and regulations of the ATT and all applicable codes and regulations of the applicable municipality, borough and state government. Tower Owner shall have no responsibility for the licensing, compliance, operation and/or maintenance of NT Communications Equipment, NT Improvements and/or Ancillary Facilities.

                          (c)        Cooperation. NT Collocator’s ability to use the NT Collocation Space is dependent upon obtaining and maintaining all Governmental Approvals. Tower Owner shall obtain and maintain all Governmental Approvals (including permits) required to be maintained by Tower Owner and cooperate with NT Collocator’s efforts to obtain and maintain Governmental Approvals required to be maintained by NT Collocator. In regard to the Governmental Approvals, neither NT Collocator nor Tower Owner shall take any action concerning the Communications Equipment on the Site that would adversely affect the status of the Site or Land with respect to the proposed use by Tower Owner or NT Collocator. NT Collocator will reasonably cooperate with Tower Owner to the extent the reasonable cooperation of NT Collocator is required for Tower Owner to comply with Law.

                          (d)        Tower Owner Relationship Manager. So long as the MLA is in effect, Tower Owner will designate and maintain a relationship manager, which relationship manager will have authority and the primary responsibility to: (i) communicate with NT Collocator and its applicable officers, employees, agents, contractors, and other representatives with respect to all matters relating to the Sites, the MLA, the APA, or any other Collateral Agreement; and (ii) resolve any and all related issues raised by NT Collocator, provided, that if such issues are not resolved within five (5) Business Days, then such issues shall be escalated to Shylesh Moras, SVP of Operation on behalf of Tower Owner and Daniel Bustos Valdivieso, CTO on behalf of NT Collocator, who will work together in good faith to resolve such issues. Nothing in this Section 12(d) shall be construed to diminish any other rights and remedies of NT Collocator or Tower Owner under this MLA.

                          (e)        Anti-Corruption Laws. Each Party agrees to conduct its actions, manners and affairs relating to the transactions, Tower Permits and all other actions contemplated by this MLA in compliance with all applicable Anti-Corruption Laws. Furthermore, each Party shall at the request of the other provide all customary and necessary certifications, information and accounting to allow the other party to confirm compliance with Anti-Corruption Laws.

            13.        INTERFERENCE.

                          (a)        No Interference. The NT Communications Equipment installed subsequent to the Effective Date shall not cause electronic or physical interference, as defined by the relevant governmental regulator of telecommunications in Bolivia, with any lawfully installed and properly operated equipment or operations located on the Tower or Site prior in time to such installation or modification of the NT Communications Equipment. Tower Owner shall not use, nor shall Tower Owner permit its Tower Subtenants, licensees, employees, invitees or agents to use, any portion of the Site in any way that interferes, electronically or physically, with NT Collocator’s operations or the NT Communications Equipment that is lawfully installed and properly operated. Written notice of such interference (whether by NT Collocator or a Tower Subtenant) shall be provided to the purported interfering party by Tower Owner, and the purported interfering party shall use its best efforts to determine the cause of such interference and, if responsible, immediately eliminate the interference at such party’s sole expense, but in no event later than seventy-two (72) hours from the receipt of such notice. If such interference has not ceased within such seventy-two (72) hours, Tower Owner shall require the interfering party to suspend its operations. Interference shall be deemed to have ceased if the interfering party powers its Communications Equipment down (except for intermittent testing) and such interference no longer occurs.

                          (b)        Other Licenses. Tower Owner shall include substantially similar noninterference language in any license, lease or other agreements with other Tower Subtenants, licensees, lessees or other users at or for the Site entered into after the Effective Date. Tower Owner will not approve any other antenna facilities or Communications Equipment that interfere with the NT Communications Equipment. If any Communications Equipment or antenna facilities of another user that are installed after the installation of the NT Communications Equipment cause interference with NT Communications Equipment, the provisions of Section 13(a) above will apply.

                          (c)        Enforcement. The Parties acknowledge that there will not be an adequate remedy at law for noncompliance with the provisions of this Section 13, and therefore, either Party shall have the right to specifically enforce the provisions of this Section 13 in a court of competent jurisdiction or seek injunctive relief. Furthermore, if such interference is not remedied after the notice and cure periods provided in Section 13(a) and NT Collocator continues to experience such interference, then: (i) subject to the notice requirements set forth in Section 34, NT Collocator may elect to terminate the applicable SLA and (A) if NT Collocator was not the party that caused such interference, then, any obligation of NT Collocator to pay Rent or any other amounts under this MLA and related to such Site shall cease as of the date of such termination; and (B) if NT Collocator was the party that caused such interference, then, the obligation of NT Collocator to pay Rent or any other amounts under this MLA and related to such Site shall continue until the expiration of the then applicable term (without giving effect to any applicable unexercised renewal terms).

            14.        INDEMNIFICATION.

                          (a)        Each Party shall defend, indemnify and hold the other Party and their respective parents, affiliates, subsidiaries, officers, directors, employees, managers, equity holders, agents, lenders and representatives (collectively, “Indemnified Parties”) harmless from and against any injuries, claims, liabilities, damages, penalties (including any penalties assessed by a Governmental Authority), losses and/or expenses imposed upon or incurred by or asserted against the other Party and the other Parties’ Indemnified Parties, including, but not limited to, reasonable attorneys’ fees and costs, for personal injury, property damage or other claims asserted against (a) the other Party and the other Party’s Indemnified Parties, or (b) third parties, resulting from or arising out of: (i) breach of a Site Lease, the applicable SLA or this MLA by the indemnifying Party or the parents, affiliates, subsidiaries, officers, directors, employees, managers, equity holders, agents, lenders, representatives and Tower Subtenants, if any, of the indemnifying Party (collectively, the “Indemnifying Parties”); (ii) the conduct of the Indemnifying Parties’ business, including, but not limited to, any work conducted at a Site; (iii) a violation of any applicable Laws by the Indemnifying Parties, or (iv) any negligent act or omission, or willful misconduct of the Indemnifying Parties; in all cases, except to the extent caused by the negligent act or omission, or willful misconduct of the Indemnified Parties. The foregoing shall not, however, constitute a waiver by the Indemnifying Parties of any immunity from claims by employees under any applicable industrial insurance or workers’ compensation act. For the avoidance of doubt, in no event will Indemnified Parties include Tigo or Comteco.

                          (b)        Any Indemnified Party shall promptly notify the alleged Indemnifying Party or Indemnified Parties in writing of any relevant pending or threatened Claim by a third party (a “Third Party Claim”) describing in reasonable detail the facts and circumstances with respect to the subject matter of the Claim; provided, however, that delay in providing such notice shall not release the Indemnifying Party from any of its obligations under Section 14(a) or Section 16 except to the extent (and only to the extent) the delay actually and materially prejudices the Indemnifying Party’s ability to defend such Claim. The Indemnifying Party may assume and control the defense of any Third Party Claim with counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnified Party by accepting its obligation to defend in writing and agreeing to pay defense costs (including attorney’s fees and expenses) within 30 days of receiving notice of a Third Party Claim. If the Indemnifying Party declines, fails to respond to the notice, or fails to assume defense of the Third Party Claim within such 30 day period, then the Indemnified Party may control the defense and the Indemnifying Party shall pay all defense costs as incurred by the Indemnified Party. The Party that is not controlling the defense of the Third Party Claim shall have the right to participate in the defense and to retain separate counsel at its own expense. The Party that is controlling the defense shall use reasonable efforts to inform the other Party about the status of the defense. The Parties shall cooperate in good faith in the defense of any Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not consent to a settlement of, or the entry of a judgment arising out of or in connection with any Third Party Claim, without the consent of any Indemnified

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Party; provided, however, that the Indemnified Party shall not withhold its consent if such settlement or judgment involves solely the payment of money, without any finding or admission of any violation of Law or admission of any wrongdoing.

15. <u>INSURANCE</u>.

NT Collocator and Tower Owner shall, as applicable, maintain the following insurance coverages in full force during the term of this MLA and any SLA:

(a) <u>Commercial General Liability Insurance</u>. NT Collocator shall carry commercial general liability insurance covering all operations by or on behalf of NT Collocator and its Affiliates for personal injury and damage to property, including broad form property damage and explosion, collapse and underground hazards, and products and completed operations coverage. Limits of liability shall not be in amounts less than [redacted] Dollars ($[redacted]) per occurrence and [redacted] Dollars ($[redacted]) general aggregate. Tower Owner, its subsidiaries, affiliates, and their respective officers, directors, and employees shall be named as additional insureds.

(b) <u>Workers' Compensation and Employer's Liability Insurance</u>. NT Collocator shall maintain workers' compensation insurance as mandated by applicable Law where the applicable Site is located for all employees of NT Collocator and its Affiliates. NT Collocator shall maintain employer's liability insurance in an amount not less than [redacted] Dollars ($[redacted]), each accident.

(c) <u>Automobile Insurance</u>. NT Collocator shall maintain commercial automobile liability insurance, including coverage for all owned, hired and non-owned automobiles. The amount of coverage shall not be less than [redacted] Dollars ($[redacted]) combined single limit for each accident and for bodily injury and property damage.

(d) <u>Commercial Site and Builder's Risk Insurance</u>. NT Collocator shall carry "all risks" or "special causes of loss" property insurance on its respective personal property, including but not limited to the NT Collocation Space, the NT Communications Equipment, and its tools, equipment, machinery, materials and supplies in an amount sufficient to repair or replace such property. NT Collocator further agrees to maintain "all risk" or "special causes of loss" builder's risk and/or installation floater insurance in an amount not less than the full replacement cost of such structure or equipment at time of completion. NT Collocator may satisfy its obligations under this <u>Section 15(d)</u> by self-insurance.

(e) <u>Umbrella Insurance</u>. NT Collocator shall maintain an umbrella insurance policy providing coverage in excess of its primary commercial general liability, automobile liability and employer's liability policies in an amount not less than [redacted] and no/100 Dollars ($[redacted]) per occurrence and [redacted] Dollars ($[redacted]) general aggregate. Tower Owner, its subsidiaries, affiliates, and their respective officers, directors and employees shall be named as additional insureds.

(f) <u>Certificates of Insurance</u>. A certificate (or certificates) of insurance, as evidence of the insurance required by this MLA, shall be furnished by NT Collocator to Tower Owner before any access to the Site or construction is commenced by NT Collocator, its agents or contractors. Each certificate of insurance shall provide that the broker will give written notice of cancellation of the above-required insurance policies to the certificate holder thirty (30) days prior to cancellation.

(g) <u>Subcontractor Insurance</u>. NT Collocator shall use commercially reasonable efforts to cause each contractor or subcontractor to maintain insurance coverages and limits of liability of the same type and the same amount as are required of NT Collocator under this <u>Section 15</u>.

(h) <u>Tower Owner Insurance</u>. Tower Owner shall maintain commercial general liability insurance covering the Site in an amount of not less than [redacted] Dollars ($[redacted]), commercial property insurance covering its Tower and an umbrella insurance policy with the coverage set forth in Section 15(e) above.

                          (i)        Insurer Qualifications. All of the above-required insurance coverages/policies shall be written by insurance companies licensed to issue policies in Bolivia.

                          (j)        Waiver of Subrogation. Tower Owner and NT Collocator hereby mutually release each other (and their directors, officers, employees, agents, successors or assigns) from liability and waive all right of recovery against the other for any loss or damage: (i) covered by their respective first party property insurance policies for all perils insured thereunder; or (ii) within any deductible or self-insured retention, it being the intent of the Parties that each shall first look solely to its own insurance to protect itself from loss to its own property. In the event of such insured loss, neither Party’s insurance company shall have a subrogated claim against the other.

            16.        ENVIRONMENTAL.

            NT Collocator and its Affiliates shall not use or store any Hazardous Materials (defined below) of any kind on the Site except in accordance with applicable Law. NT Collocator shall, at its sole cost, remove, dispose and remediate all Hazardous Materials transported, manufactured, used, stored or released after the commencement of this MLA on any applicable Site by NT Collocator, its Affiliates or any of their respective agents, employees or independent contractors. NT Collocator shall defend, indemnify and hold Tower Owner, its agents and its employees harmless from and against any and all claims, costs and liabilities, including, but not limited to, reasonable attorneys’ fees and costs, arising out of or in connection with the introduction, use, manufacture, storage or release of Hazardous Materials on any Site caused by any act or omission of NT Collocator after the commencement of this MLA. Tower Owner and its Affiliates shall not use or store or permit any Tower Subtenant to use or store any Hazardous Materials of any kind on the Site except in accordance with applicable Law. Tower Owner shall be solely responsible for and shall defend, indemnify and hold NT Collocator, its agents and its employees harmless from and against any and all claims, costs and liabilities, including, but not limited to, reasonable attorneys’ fees and costs, arising out of or in connection with the introduction, use, manufacture, storage or release of Hazardous Materials on any Site caused by any act or omission of Tower Owner, its Affiliates, Tower Subtenants or any of their respective agents, employees or independent contractors. The indemnification obligations of this Section 16 shall be subject to the provisions of Section 14.

            17.        CASUALTY.

            In the event of damage by fire or other casualty to the NT Collocation Space that cannot reasonably be expected to be repaired or replaced within forty-five (45) days following same or, if the Site is damaged by fire or other casualty so that such damage to the NT Collocation Space or the Site may reasonably be expected to substantially disrupt NT Collocator’s operations at the NT Collocation Space for more than forty-five (45) days, then NT Collocator may, at any time following such fire or other casualty (provided Tower Owner has not completed within such forty-five (45) days the restoration required to permit NT Collocator to resume its operation at the NT Collocation Space), terminate the applicable SLA upon fifteen (15) days’ prior written notice to Tower Owner. Any such notice of termination shall cause such SLA to expire with the same force and effect as though the date set forth in such notice were the date originally set as the expiration date of the applicable SLA, and the Parties shall make an appropriate adjustment, as of such termination date, with respect to payments due to the other under the SLA. In the event of damage or destruction that substantially disrupts NT Collocator’s operations (regardless of whether such damage or disruption is expected to be repaired or replaced within forty-five (45) days following the same), NT Collocator, at its sole expense but without any increase in Rent or payment of additional rent to Tower Owner, shall have the immediate right to place a temporary antenna facility and related facilities (including, but not limited to, a generator) on the Site from the date of such damage and during such repair and reconstruction to enable NT Collocator to continue operations without interruption and such right shall continue until the resumption of NT Collocator’s normal operations at the Site or the SLA is terminated pursuant to the first sentence of this Section. Notwithstanding the foregoing, all Rent shall abate from the date of such damage until the temporary antenna facility, if applicable, is removed, or the resumption of NT Collocator’s operations at the NT Collocation Space if NT Collocator resumes operations at the NT Collocation Space on an earlier date.

            18.        CONDEMNATION.

            In the event of any condemnation of all or any portion of a Site, NT Collocator may terminate the applicable SLA upon fifteen (15) days’ prior written notice to Tower Owner if such condemnation may reasonably be expected to substantially disrupt NT Collocator’s operations at the NT Collocation Space for more than forty-five (45) days. NT Collocator may on its own behalf make a claim in any condemnation proceeding involving the NT Collocation Space for losses related to the NT Communications Equipment, NT Improvements, Ancillary Facilities, its relocation costs and its damages and losses (but not for the loss of its license/leasehold interest). Any such notice of termination shall cause the SLA to expire with the same force and effect as though the date set forth in such notice were the date originally set as the expiration date of the SLA, and the Parties shall make an appropriate adjustment as of such termination date with respect to payments due to the other under the SLA.

            19.        TAXES.

                          (a)        NT Collocator’s Obligations. Tower Owner shall timely and directly pay to the applicable Governmental Authority, according to applicable Law, throughout the term of each applicable SLA, all Tax on the rental payments (it being anticipated that only VAT will be applicable) made by NT Collocator to Tower Owner, which Tax will be remitted to Tower Owner by NT Collocator through the payment of Rent to Tower Owner in accordance with Section 3. Tower Owner shall promptly make available evidence of payment of Tax on the rental payments to the applicable Governmental Authority upon request by NT Collocator. NT Collocator shall pay any personal property and real estate Taxes assessed on the NT Communications Equipment, NT Improvements and Ancillary Facilities. Nothing in this Section 19(a) shall, or is intended to, override Section 2.10 of the APA. The Parties agree to reasonably cooperate to minimize the application of any Taxes to the transaction under this MLA to the fullest extent of the law.

                          (b)        Tower Owner’s Obligations. Except as set forth in Section 19(a), Tower Owner shall timely pay all Taxes imposed on or against the Site or Tower, and shall pay all net or gross income Taxes, excise Taxes, gross receipts Taxes, business and occupation (and similar) Taxes, and license Taxes, in each case upon Tower Owner’s operations, business or income. If personal property and/or real estate Taxes assessed on the NT Communications Equipment, NT Improvements and/or Ancillary Facilities are billed to Tower Owner under local Tax Laws or regulations, Tower Owner shall promptly upon receipt of such Tax bills notify NT Collocator of such Taxes and provide a calculation of the Taxes on the NT Communications Equipment, NT Improvements and/or Ancillary Equipment and copies of such bills to NT Collocator. Tower Owner shall provide the foregoing items to NT Collocator within fifteen (15) days of the date of the Tax bill. NT Collocator shall pay Tower Owner any Taxes on the NT Communications Equipment, NT Improvements and/or Ancillary Facilities within thirty (30) days following receipt of the Tax bill. In the event that Tower Owner fails to pay when due any Taxes attributable to the Site or Tower, NT Collocator shall have the right, but not the obligation, to pay such Taxes, provided that if NT Collocator decides to exercise its right to pay such Taxes, NT Collocator shall send a prior notice to Tower Owner requesting it to pay the Taxes. NT Collocator shall be entitled to pay such Taxes if Tower Owner has not cured the payment default within thirty (30) days after receipt of NT Collocator’s notification. In such event and to the extent that the Taxes paid by NT Collocator are not personal property and/or real estate Taxes assessed on the NT Communications Equipment, NT Improvements and/or Ancillary Facilities, Tower Owner shall reimburse NT Collocator for such Tax expenditures within thirty (30) days following receipt of an invoice therefor and if Tower Owner fails to timely reimburse NT Collocator, NT Collocator may, in its discretion, deduct any portion of such unreimbursed Tax expenditures from any Rent due under the applicable SLA.

                          (c)        Contest of Taxes. Subject to any requirements or restrictions in the Site Lease for a Site, NT Collocator shall have the right, at its sole option and at its sole cost and expense, to appeal, challenge or seek modification of any tax assessment or billing for which NT Collocator is wholly or partly responsible for payment. Tower Owner shall reasonably cooperate with NT Collocator in filing, prosecuting and perfecting any appeal or challenge to such Taxes, including but not limited to executing any consent, appeal or other similar document. In the event that, as a result of any appeal or challenge by NT Collocator, there is a reduction, credit or repayment received by Tower Owner for any Taxes previously paid by NT Collocator, Tower Owner agrees to promptly reimburse to NT Collocator the amount of said reduction, credit or repayment together with any interest paid or credited thereon. Upon Tower Owner’s request, NT Collocator shall repay Tower Owner the amounts paid over pursuant to this Section 19(c) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such reduction, credit or repayment is subsequently denied by or required to be repaid to such Governmental Authority.

            20.        TERMINATION.

                          (a)        Termination Events. Except upon expiration of the term of an SLA, the Site Expiration Date of a Site Lease or as otherwise provided in this MLA, a Party may only terminate an SLA as follows:

                                        (i)        At any time after the Initial Term, NT Collocator may terminate an SLA without penalty or further liability, upon ninety (90) days’ written notice to Tower Owner that the NT Collocation Space, or the NT Communications Equipment, are or have become unacceptable under NT Collocator’s design or engineering specifications for the NT Communications Equipment or the communications system to which the NT Communications Equipment belong;

                                        (ii)        In accordance with Section 2 pursuant to a termination right exercised by NT Collocator;

                                        (iii)        In accordance with Section 13(c) in the event of uncured interference;

                                        (iv)        In accordance with Section 17 in the event of damage or destruction;

                                        (v)        In accordance with Section 18 in the event of condemnation; or

                                        (vi)        In accordance with Section 22 for default by NT Collocator, NT Collocator Parent, Tower Owner or Tower Owner Parent.

                          (b)        Effect of Termination. No termination of an SLA shall cause a termination of any other SLA or this MLA (except with respect to the Site subject to the terminated SLA), and this MLA (except with respect to the Site subject to the terminated SLA) and any other SLA shall remain in full force and effect. Upon the termination of an SLA for a Site, the rights, duties and obligations of NT Collocator and Tower Owner in this MLA and the SLA with respect to such Site shall terminate as of the date of such termination (including, without limitation, NT Collocator’s obligation to pay Rent and its rights to the NT Collocation Space for such Site), except the rights, duties and obligations with respect to such Site that expressly survive the termination of this MLA and the SLA with respect to such Site.

            (c)        Termination Notices. A Party shall exercise any right to terminate by following the notice requirements of Section 34 and providing the basis under this Section 20 for such termination. Upon such termination the Parties shall have no further obligations to each other with respect to such SLA, except as to any outstanding liabilities as of the date of termination and as otherwise provided herein.

            21.        REMOVAL OF NT COMMUNICATIONS EQUIPMENT; WAIVER OF TOWER OWNER’S LIEN.

                          (a)        Removal. Within ninety (90) days after termination or expiration of an SLA, NT Collocator shall remove the NT Communications Equipment, NT Improvements (except the NT Improvements that also support, shelter, protect, enclose or provide power or back-up power to any Tower Subtenant Communications Equipment) and Ancillary Facilities (unless agreed to otherwise by Tower Owner or if otherwise required by a Site Lease or a Governmental Authority). Notwithstanding the foregoing, NT Collocator shall not be required to remove any foundations, pavement, utility installations or any structural enhancements to or extensions of the Tower. If NT Collocator fails to remove such NT Communications Equipment, NT Improvements (except the NT Improvements that also support, shelter, protect, enclose or provide power or back-up power to any Tower Subtenant Communications Equipment) and Ancillary Facilities within such period, Tower Owner may, at its sole discretion, remove and store same at NT Collocator’s sole cost. If the personal property is not retrieved from storage within ninety (90) days of removal, then said property shall be deemed abandoned. With respect to any Site that has been terminated early through no fault of NT Collocator, no holdover rent shall be due and payable pursuant to Section 3(c) unless NT Collocator fails to remove the NT Communications Equipment, NT Improvements and Ancillary Facilities within 90 days after the SLA for such Site is terminated, in which case, NT Collocator shall be liable for holdover rent pursuant to Section 3(c) from the end of such 90-day period until such time as the NT Communications Equipment, NT Improvements and Ancillary Facilities has been removed from such Site in accordance with the terms and conditions of this MLA. For all other Sites, the holdover rent specified in Section 3 (c) shall be paid by NT Collocator for the period commencing the day after the termination or expiration of the applicable SLA until the day the NT Communications Equipment, NT Improvements and Ancillary Facilities have been removed from such Site in accordance with the terms and conditions of this MLA.

                          (b)        Waiver of Tower Owner’s Lien. Tower Owner subordinates any and all lien rights it may have, statutory or otherwise, concerning the NT Communications Equipment, NT Improvements and Ancillary Facilities or any portion thereof to NT Collocator’s mortgagee. Subject to Section 8 and Section 9(i), NT Collocator and NT Collocator’s mortgagee shall have the right to remove all or any portion of the NT Communications Equipment, NT Improvements (except the NT Improvements that also support, shelter, protect, enclose or provide power or back-up power to any Tower Subtenant Communications Equipment) and Ancillary Facilities from the NT Collocation Space from time to time, whether before or after termination of this MLA or the applicable SLA, in NT Collocator’s and/or such mortgagee’s sole discretion and without Tower Owner’s consent. Except as set forth in Section 8 and Section 9(i), the NT Communications Equipment, NT Improvements and Ancillary Facilities constitute the personal property of NT Collocator and NT Collocator shall have the right to remove such NT Communications Equipment, NT Improvements (except the NT Improvements that also support, shelter, protect, enclose or provide power or back-up power to any Tower Subtenant Communications Equipment) and Ancillary Facilities whether or not said items are considered fixtures or attachments to real property under applicable Law.

            22.        DEFAULT AND REMEDIES.

                          (a)        NT Collocator Default. Any one or more of the following events shall constitute a default by NT Collocator (each, an “NT Collocator Default”):

                                        (i)        The failure to pay Rent or make other payments set forth in this MLA and/or in the applicable SLA when such failure continues for ten (10) Business Days after the date Tower Owner provides written notice thereof to NT Collocator, provided that (a) prior to March 31, 2020, Tower Owner will not be obligated to provide written notice more than twice a year with respect to a given Site and for subsequent failures to pay Rent or make other payments with respect to such Site, NT Collocator will be in default as from the date such payment was due, and (b) on or after March 31, 2020, Tower Owner will not be obligated to provide written notice more than twice a year and for subsequent failures to pay Rent or make other payments, NT Collocator will be in default as from the date such payment was due;

                                        (ii)        The failure to perform any other material obligations of NT Collocator under this MLA or an SLA, and such failure continues for thirty (30) days from the date Tower Owner provides written notice thereof to NT Collocator (unless another time period is specified for a particular default under a Site Lease, this MLA or the SLA); provided, however, that in the event that more than thirty (30) days are required in order to cure any such non-monetary NT Collocator Default, NT Collocator shall have a reasonable period of time necessary to cure such a default if NT Collocator shall have commenced and is continuously and diligently pursuing corrective action within such initial thirty (30) days;

                                 (iii)        an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (A) relief in respect of NT Collocator, or of a substantial part of the property or assets of NT Collocator, under federal bankruptcy, insolvency, receivership or similar applicable Law, (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for NT Collocator or for a substantial part of the property or assets of NT Collocator or (C) the winding-up or liquidation of NT Collocator; and such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

                                 (iv)        NT Collocator shall (A) voluntarily commence any proceeding or file any petition seeking relief under federal bankruptcy, insolvency, receivership or similar applicable Law, (B) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (iii) above, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for NT Collocator or for a substantial part of the property or assets of NT Collocator, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing; or

                                 (v)        The occurrence of a default by NT Parent of its obligations under Section 36 of this MLA.

                   (b)        Tower Owner’s Remedies. In the event of an NT Collocator Default, Tower Owner shall have the right to terminate the applicable SLA(s) at issue (after the expiration of any applicable cure periods set forth above) but not this MLA, in addition to all other remedies available at law or equity, provided, however, if a NT Collocator Default occurs and is then continuing beyond any applicable notice and cure period under Section 22(a)(i) or Section 22(a)(ii) with respect to more than five percent (5%) of the Sites during the Term, the Tower Owner may terminate this MLA with respect to all Sites. In the event that Tower Owner should, as a result of an NT Collocator Default, incur any costs or expenses on behalf of NT Collocator or in connection with NT Collocator’s Default, such sums shall be due to Tower Owner within thirty (30) days after rendering of an invoice and reasonably sufficient documentation of such costs to NT Collocator as an additional fee hereunder. In addition, in the event NT Collocator is in default of payment of the Rent or other amounts set forth in the MLA or in any SLA, NT Collocator shall be obligated to pay interest on the past due amounts at an interest rate equal to the greater of (i) the Prime Rate or (ii) 10% per annum.

                   (c)        Tower Owner Default. Any one or more of the following events shall constitute a default by Tower Owner (“Tower Owner Default”):

                                 (i)        The breach of or failure to perform any of the material obligations of Tower Owner under this MLA and/or SLA and such breach or failure continues for thirty (30) days from the date NT Collocator provides written notice thereof to Tower Owner (unless another time period is specified for a particular default under a Site Lease, this MLA or the SLA); provided, however, that in the event that more than thirty (30) days are required in order to cure any non-monetary Tower Owner Default, Tower Owner shall have a reasonable period of time to cure such a default if Tower Owner shall have commenced and is continuously and diligently pursuing corrective action within such initial thirty (30) days;

                                        (ii)        The occurrence of a default by Tower Owner Parent of its obligations under Section 37 of this MLA;

                                        (iii)        an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (A) relief in respect of Tower Owner or Tower Owner Parent, or of a substantial part of the property or assets of Tower Owner or Tower Owner Parent, under federal bankruptcy, insolvency, receivership or similar applicable Law, (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Tower Owner or Tower Owner Parent or for a substantial part of the property or assets of Tower Owner or Tower Owner Parent or (C) the winding-up or liquidation of Tower Owner or Tower Owner Parent; and such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

                                        (iv)        Tower Owner or Tower Owner Parent shall (A) voluntarily commence any proceeding or file any petition seeking relief under federal bankruptcy, insolvency, receivership or similar applicable Law, (B) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (ii) above, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Tower Owner or Tower Owner Parent or for a substantial part of the property or assets of Tower Owner or Tower Owner Parent, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing.

                          (d)        NT Collocator’s Remedies. In the event of a Tower Owner Default, NT Collocator shall have all remedies available at law or in equity, including without limitation, damages, injunctive relief and the following:

                                        (i)        In addition to such remedies or any remedies available under this MLA, NT Collocator may terminate the applicable SLA, in which case, NT Collocator shall (subject to the right of set-off in Section 3(e)) pay Tower Owner any Rent or fees due for the period up to the termination of the applicable SLA, but shall not owe Rent for any subsequent period. Any advance payments made for periods after the termination of the SLA will be reimbursed to NT Collocator.

                                        (ii)        In addition to any other rights and remedies that NT Collocator may have, if NT Collocator is not able to use or occupy the NT Collocation Space at a Site for the current or future business activities that it conducts at such Site as a result of a Tower Owner Default, NT Collocator shall have the right to abate the Rent applicable to such Site until such Tower Owner Default is cured.

                                        (iii)        In the event Tower Owner fails to cure a default under Section 4(b) of this MLA within the time frame provided under an applicable Site Lease and either (A) Tower Owner is not diligently and in good faith contesting the same (to the extent and in the manner permitted under the applicable Site Lease) or (B) any material portion of such Site is subject to imminent danger of loss or forfeiture, including by reason of a termination of the Site Lease with respect to such Site, as a result of the same, then, in addition to any other rights or remedies, including, without limitation, those set forth in Section 3(d), NT Collocator may cure such default and send written notice of such cure to Tower Owner, and Tower Owner shall reimburse NT Collocator for its reasonable out-of-pocket costs related to curing such default.

                                        (iv)        In addition to any other rights and remedies that NT Collocator may have, if Tower Owner in violation of this MLA fails to take any action or make any repairs to any Site: (x) within the time frame required by any Governmental Authority; (y) as necessary to comply with applicable Laws or the terms of any Site Lease; or (z) that results in or relates to an Emergency, then NT Collocator may take action or make the repairs at Tower Owner’s sole cost; provided, however, that, prior to NT Collocator taking such action or making repairs to the Site (including, but not limited to, repairs to the Tower), then, other than in the case of an Emergency, NT Collocator shall provide Tower Owner written notice that NT Collocator is exercising its right under this Section 22(d)(iv). An amount equal to 105% of the reasonable costs thereof incurred by NT Collocator shall be due and payable by Tower Owner within thirty (30) days of Tower Owner’s receipt of an invoice and reasonably sufficient documentation of such costs. NT Collocator’s right to repair Sites pursuant to this Section 22(d)(iv) is granted solely to protect NT Collocator’s interests and property and NT Collocator shall have no duty to undertake repairs. The undertaking of repairs will not create a duty to protect the interests of Tower Owner or to third parties.

                          (e)        No Effect on other Provisions of the MLA or SLA. No default by any Party relating to an SLA, whether pursuant to this Section 22, by operation of law or otherwise (except as expressly provided herein), nor any termination of an SLA and removal of NT Collocator’s property from the NT Collocation Space, shall relieve either Party of its obligations or liabilities under the MLA or any other SLA, all of which shall survive such default, termination and/or removal. A default by any Party will not constitute or serve as a basis for a default by any other Party, and a default under any SLA will not constitute or serve as a basis for a default under any other SLA or this MLA as a whole.

                          (f)        No Waiver. All of the rights, powers and remedies provided for in this MLA, or in any SLA, or now or hereafter existing at law or in equity, or by statute or otherwise, shall be deemed to be separate, distinct, cumulative and concurrent and shall not be deemed to be in the exclusion of, or a waiver of, any other rights, powers or remedies provided for in this MLA. The exercise or enforcement of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise or enforcement of any or all of such other rights, powers or remedies.

                          (g)        Attorneys’ Fees. The substantially prevailing party in any litigation arising hereunder shall be entitled to its reasonable attorneys’ fees and court costs, including appeals, if any.

                          (h)        Force Majeure. In the event that either Party shall be delayed, hindered in or prevented from the performance of any act required hereunder by reason of events of Force Majeure, duly evidenced, then the performance of such act (and any related losses and damages caused by the failure of such performance) shall be excused for the period of delay and the period for performance of any such act shall be extended for a period equivalent to the period of such delay. Notwithstanding anything to the contrary in this MLA except as set forth in Section 17, if an event of Force Majeure prevents NT Collocator from maintaining, operating or using the NT Communications Equipment at a Site for its intended purpose for more than 45 days, NT Collocator shall be deemed to have an NT Termination Right with respect to such Site under Section 2(b) and a Right of Relocation with respect to such Site under Section 9(i).

            23.        LIMITATION OF LIABILITY.

            Notwithstanding anything in this MLA to the contrary, except for (i) indemnity claims pursuant to Section 14, (ii) indemnity claims pursuant to Section 16, and (iii) grossly negligent or intentionally wrongful acts, neither Party shall have any liability under this MLA or any SLA, except as actually paid to a claimant in a Third Party Claim, for: (y) any punitive or exemplary damages; or (z) any special, consequential, incidental or indirect damages, including without limitation lost profits, lost data, lost revenues and loss of business opportunity, whether or not the other Party was aware or should have been aware of the possibility of these damages. Notwithstanding anything to the contrary in this MLA, if any fines are imposed by any Governmental Authority in connection with any Site, Tower Owner will be responsible for the fines to the extent such fines are imposed as a result of the acts or omissions of Tower Owner or any Tower Subtenant regardless of who holds the applicable permits for such Site and NT Collocator shall be responsible for the fines to the extent the fines are imposed as a result of the acts or omissions of NT Collocator.

            24.        BINDING ON SUCCESSORS AND ASSIGNS; THIRD-PARTY BENEFICIARIES. This MLA and any SLA shall bind the successors and permitted assignees of the Parties. Any successor or permitted assignee of Tower Owner shall take each Site subject to the rights of NT Collocator under this MLA and the applicable SLA.

            25.        ASSIGNMENT; SUBLEASING.

                          (a)        NT Collocator may, without any approval or consent of Tower Owner, sublease, license, sublicense or grant concessions or other rights for the occupancy or use of any portion of the NT Collocation Space to any of NT Collocator’s Affiliates. NT Collocator may, without any approval or consent of Tower Owner, sell, convey, assign or transfer all or any portion of its rights and obligations under this MLA or any SLA: (i) to any of NT Collocator’s Affiliates, (ii) to any Person that acquires all or substantially all of NT Collocator’s assets in any market defined by the ATT, (iii) to any Person that acquires all or substantially all of the assets of NT Collocator, or (iv) to a successor Person that, directly or indirectly, acquires more than a 50% ownership interest in NT Collocator, effected through a transaction or series of transactions (including by way of merger, consolidation, business combination, other reorganization or similar transaction or by operation of law), provided that (i) the assignee has creditworthiness, equal or greater than NT Collocator to perform the obligations of the assigning party under the MLA and the SLAs and (ii) the assignee owns directly or indirectly the right to use the applicable spectrum/frequency. Except as set forth in this Section 25(a), NT Collocator may not, directly or indirectly, sell, convey, assign or transfer (by change of control, operation of law or otherwise) its rights or obligations under this MLA and the applicable SLAs without the written consent of Tower Owner, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this MLA or any SLA shall prohibit the use of any Site, any NT Communications Equipment or NT Collocator’s communications network by third parties as expressly permitted under Section 5. If NT Collocator effects a sale, conveyance, assignment or transfer to a transferee that has a creditworthiness equal to or in excess of the NT Parties or provides a guaranty for the benefit of Tower Owner from a guarantor with a creditworthiness equal to or in excess of the NT Parties (a “Qualifying Transferee”), then the obligations of the NT Parties with respect to each Site that is the subject of such sale, conveyance, assignment or transfer shall cease and terminate, and Tower Owner shall look only and solely to the Qualifying Transferee and its guarantor for performance of all of the duties and obligations of NT Collocator under this MLA from and after the date of such sale, conveyance, assignment or transfer. Otherwise, in the event of any such sale, conveyance, assignment or transfer, NT Collocator shall remain liable under this MLA for the performance of NT Collocator’s duties and obligations hereunder with respect to the applicable Sites.

                          (b)        Notwithstanding anything to the contrary in this MLA, with respect to each Tigo Site, for the period from the Effective Date until the NT-Tigo SLA Expiration Date, (i) NT Collocator hereby agrees to pay to Tower Owner the Additional Tigo Sublease Rent, (ii) NT Collocator and Tower Owner shall enter into a second SLA with respect to each Tigo Site showing the location of the Tigo equipment at such Site and listing the Additional Tigo Sublease Rent to be paid by NT Collocator to Tower Owner for such Tigo Site (each, a “NT-Tigo SLA”), (iii) NT Collocator and Tower Owner acknowledge and agree that Tigo will be a permitted sub lessee of NT Collocator (and not a Tower Subtenant), and (iv) Tower Owner hereby grants to NT Collocator any additional rights necessary to permit Tigo to continue to occupy and use the Tigo Sites (and maintain, replace, modify, and install equipment at such Sites) pursuant to the Tigo Sublease Rights, provided, further, that if pursuant to the Tigo Sublease Rights, Tigo adds equipment at a Tigo Site in excess of the Tigo equipment located at such Tigo Site as of the Effective Date, the Additional Tigo Sublease Rent for such Tigo Site will automatically be increased by an amount equal to the additional rent that Tigo is obligated to pay NT Collocator pursuant to its exercise of such Tigo Sublease Rights (and that the adjustments to Sublease Rent specified in Exhibit E will not apply to such equipment). Upon the occurrence of the NT-Tigo SLA Expiration Date, the applicable NT-Tigo SLA and the rights and obligations of NT Collocator and Tower Owner under the applicable NT-Tigo SLA shall terminate, including, but not limited to, right of NT Collocator to use and sublease to Tigo the NT Collocation Space described in the applicable NT-Tigo SLA and the obligation of NT Collocator to pay Additional Tigo Sublease Rent with respect to such Site, provided, however, that in the event that the direct collocation agreement between Tigo and Tower Owner for collocation by Tigo at such Site provides for rent that is less than the Additional Sublease Rent in effect on such Site, the Base Rent payable by NT Collocator on such Site will be increased by the amount of the difference between the rent under the direct collocation agreement between Tigo and Tower Owner for collocation by Tigo at such Site and the Additional Sublease Rent in effect on such Site. Notwithstanding the generality of the immediately preceding sentence, the termination of the NT-Tigo SLA in accordance with the immediately preceding sentence shall not affect the rights and obligations of NT Collocator and Tower Owner under the primary SLA for such Site (i.e., the non-NT-Tigo SLA for such Site) other than the increase of Base Rent required by the foregoing. Furthermore, the Parties agree that in no event will Tower Owner be default in its obligations under this Section 25(b) for failing to comply with Tigo Sublease Rights that (i) have not been disclosed to Tower Owner or (ii) impose greater obligations on Tower than obligations under this MLA (unless NT Collocator has provide written notice to Tower Owner of such obligations to Tower Owner).

                          (c)        Notwithstanding anything to the contrary in this MLA, with respect to each Comteco Site, for the period from the Effective Date until the Comteco SLA Expiration Date, (i) NT Collocator hereby agrees to pay to Tower Owner the Additional Comteco Sublease Rent, (ii) NT Collocator and Tower Owner shall enter into a second SLA with respect to each Comteco Site showing the location of the Comteco equipment at such Site and listing the Additional Comteco Sublease Rent to be paid by NT Collocator to Tower Owner for such Comteco Site (each, a “NT-Comteco SLA”), (iii) NT Collocator and Tower Owner acknowledge and agree that Comteco will be a permitted sub lessee of NT Collocator (and not a Tower Subtenant), and (iv) Tower Owner hereby grants to NT Collocator any additional rights necessary to permit Comteco to continue to occupy and use the Comteco Sites (and maintain, replace, modify, and install equipment at such Sites) pursuant to the rights the Comteco Sublease Rights provided, further, that if pursuant to the Comteco Sublease Rights, Comteco adds equipment at a Comteco Site in excess of the Comteco equipment located at such Comteco Site as of the Effective Date, the Additional Comteco Sublease Rent for such Comteco Site will automatically be increased by an amount equal to the additional rent that Comteco is obligated to pay NT Collocator pursuant to its exercise of such Comteco Sublease Rights (and that the adjustments to Sublease Rent specified in Exhibit E will not apply to such equipment). Upon the occurrence of the NT-Comteco SLA Expiration Date, the applicable NT-Comteco SLA and the rights and obligations of NT Collocator and Tower Owner under the applicable NT-Comteco SLA shall terminate, including, but not limited to, right of NT Collocator to use and sublease to Comteco the NT Collocation Space described in the applicable NT-Comteco SLA and the obligation of NT Collocator to pay Additional Comteco Sublease Rent with respect to such Site, provided, however, that in the event that the direct collocation agreement between Comteco and Tower Owner for collocation by Comteco at such Site provides for rent that is less than the Additional Sublease Rent in effect on such Site, the Base Rent payable by NT Collocator on such Site will be increased by the amount of the difference between the rent under the direct collocation agreement between Comteco and Tower Owner for collocation by Comteco at such Site and the Additional Sublease Rent in effect on such Site. Notwithstanding the generality of the immediately preceding sentence, the termination of the NT-Comteco SLA in accordance with the immediately preceding sentence shall not affect the rights and obligations of NT Collocator and Tower Owner under the primary SLA for such Site (i.e., the non-NT-Comteco SLA for such Site) other than the increase of Base Rent required by the foregoing. Furthermore, the Parties agree that in no event will Tower Owner be default in its obligations under this Section 25(c) for failing to comply with Comteco Sublease Rights that (i) have not been disclosed to Tower Owner or (ii) impose greater obligations on Tower than obligations under this MLA (unless NT Collocator has provide written notice to Tower Owner of such obligations to Tower Owner).

                          (d)        Tower Owner may assign this MLA or any SLA (whether directly or indirectly by change of control, operation of law or otherwise) upon notice to, but without the prior written consent of NT Collocator, including without limitation, the right to assign its rights and obligations under this MLA or any SLA as collateral security to Tower Owner’s senior lenders. In the event such assignment is in connection with the sale of assets or equity of the Tower Owner, Tower Owner shall only be permitted to assign this MLA or any SLA to an assignee that meets the Assumption Requirements (as defined below). Prior to such sale, Tower Owner shall provide prior written notice thereof to NT Collocator and shall provide to NT Collocator documentation reasonably required by NT Collocator to demonstrate that assignee meets the Assumption Requirements. “Assumption Requirements” means, with respect to an assignment by Tower Owner in connection with the sale of assets or equity of the Tower Owner, that (i) the applicable assignee is a tower company that is experienced (or is a company that has a retained a management team that is experienced) in the management of five hundred (500) or more communications towers, (ii) the applicable assignee has creditworthiness, reasonably sufficient to perform the obligations of the assigning party under this MLA and the applicable SLA(s) or that the assigning party remains liable for such obligations notwithstanding such assignment, and (iii) the assignee assumes and agrees to perform all of the obligations of the assigning party hereunder.

            26.        SUBORDINATION AND NONDISTURBANCE.

            At Tower Owner’s option, this MLA and each applicable SLA shall be subordinate to any mortgage or other security interest by Tower Owner that from time to time may encumber all or part of the Site; provided, however, every such mortgage or other security interest shall recognize the validity of this MLA and applicable SLA in the event of a foreclosure of Tower Owner’s interest and also NT Collocator’s right to remain in occupancy of and have access to the NT Collocation Space as long as NT Collocator is not in default of this MLA and the applicable SLA beyond any applicable grace or cure periods. NT Collocator shall execute whatever instruments may reasonably be required to evidence this subordination clause. In the event a Site is encumbered by a mortgage or other security interest created by Tower Owner, Tower Owner, immediately after this MLA and the applicable SLA are executed, will, upon NT Collocator’s request, use commercially reasonable efforts to obtain and furnish to NT Collocator, a non-disturbance agreement for each such mortgage or other security interest in recordable form. In the event Tower Owner defaults in the payment and/or other performance of any mortgage or other security interest encumbering the Site, NT Collocator may, at its sole option and without obligation, cure or correct Tower Owner’s Default and, upon doing so, NT Collocator shall be subrogated to any and all rights, titles, liens and equities of the holders of such mortgage or security interest, and Tower Owner shall reimburse NT Collocator within ten (10) days of an invoice for all sums paid by NT Collocator to cure or correct such defaults, including any taxes incurred by NT Collocator in connection therewith.

            27.        ESTOPPEL CERTIFICATES.

            Either Party shall within fifteen (15) business days’ prior written notice from the other, execute, acknowledge and deliver to the other a written statement to the extent the following are true: (i) certifying that this MLA and any SLA are unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that the MLA and SLA, as so modified, are in full force and effect) and the date to which the Rent and other charges have been paid; and (ii) acknowledging that there are not, to such Party’s actual knowledge, any uncured defaults on the part of the other Party hereunder, or specifying such defaults if any are claimed. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the Site.

            28.        SURVIVAL.

            The provisions of this MLA relating to indemnification from one Party to the other Party shall survive any termination or expiration of the applicable SLA. Additionally, any provisions of this MLA that indicate survival subsequent to termination or expiration, require performance subsequent to the termination or expiration of this MLA, or survive in accordance with applicable Law, shall also survive such termination or expiration of the applicable SLA.

            29.        RECORDING.

            The Parties shall not record this MLA or any SLA.

             30.        QUIET ENJOYMENT.

              Tower Owner covenants that NT Collocator shall peaceably and quietly have, hold and enjoy the NT Collocation Space free from interference of all others, including all Tower Subtenants, as provided in this MLA and each SLA during the term of the applicable SLA subject to NT Collocator’s obligation to maintain permits on such Sites.

            31.        INTEGRATION.

            This MLA, in conjunction with each SLA, contains all agreements, promises and understandings between the Parties pertaining to the subject matter of these documents, and no verbal or oral agreements, promises or understandings shall be binding upon any Party in any dispute, controversy or proceeding at law. Any addition, variation or modification to this MLA or any SLA shall be void and ineffective unless made in writing signed by the Parties. In the event any provision of this MLA or any SLA is found to be invalid or unenforceable, such finding shall not affect the validity and enforceability of the remaining provisions of this MLA or applicable SLA. The failure of any Party to insist upon strict performance of any of the terms or conditions of this MLA or any SLA or to exercise any rights under this MLA or any SLA shall not waive such rights, and such Party shall have the right to enforce such rights at any time and take such action as may be lawful and authorized under this MLA or any SLA, either in law or in equity.

            32.        GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

                          (a)        Governing Law. This MLA and each SLA shall be governed by and construed in accordance with the laws of the State of New York of the United States of America (regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof) as to all matters, including matters of validity, construction, effect, performance and remedies; provided, however, that notwithstanding the foregoing, to the extent that, under Bolivian law, any matters relating to this Agreement are mandatorily governed by Bolivian law notwithstanding the New York choice of law provision in this Section 32, then such matters (and only such matters) shall be governed by Bolivian law (the “Mandatory Bolivian Law Matters”).

                          (b)        Jurisdiction.

                                        (i)        If a Party determines that it is necessary to obtain any preliminary measure and/or injunctions (i) before the implementation of the dispute resolution and arbitration procedures described in Section 33, (ii) in order to enforce the specific execution of any provision of this MLA and each SLA, (iii) in order to enforce any arbitration decision or award, or any decision or resolution of a disagreement or dispute by the Financial Independent Consultant or the Legal Independent Consultant, or (iv) in order to enforce the dispute resolution and arbitration procedures described in Section 33, the Parties may apply to the Secretariat of the ICC International Court of Arbitration pursuant to the Emergency Arbitrator Provisions set forth in Article 29 of the ICC Rules and Appendix V thereof.

                                        (ii)        With respect to the Mandatory Bolivian Law Matters, each Party hereby irrevocably and unconditionally: (i) submits to the jurisdiction of the courts of Bolivia authorized to adjudicate such suit, action, or proceeding (and appellate courts having jurisdiction of appeals from any of the foregoing); (ii) consents that any such suit, action, or proceeding may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such suit, action, or proceeding in any such court or that such suit, action, or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

                                        (iii)        With respect to enforcement or execution of any arbitration decision (including any final arbitration award) obtained in accordance with this Agreement, each Party hereby irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York (and appellate courts having jurisdiction of appeals from any of the foregoing); (ii) consents that any such suit, action, or proceeding may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such suit, action, or proceeding in any such court or that such suit, action, or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

                          (c)        Waiver of Jury Trial. EACH PARTY TO THIS MLA WAIVES ITS RIGHT TO A JURY TRIAL IN ANY COURT ACTION ARISING AMONG ANY OF THE PARTIES HEREUNDER, WHETHER UNDER OR RELATING TO THIS MLA, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD-PARTY CLAIM OR OTHERWISE.

            33.        DISPUTE RESOLUTION.

                          (a)        Except as expressly provided otherwise in this MLA, the sole and exclusive method for resolving all disputes, controversies, and claims arising out of or relating to this MLA will be the procedures set forth in this Section 33. Without limiting any of the provisions of this Section 33, Tower Owner Parent hereby agrees to take such actions as may be necessary to cause its Affiliates to comply with the provisions of this Section 33 and Section 32.

                          (b)        Any Party seeking relief (the “Claimant”) may serve a demand for arbitration in accordance with the Rules of the Center of Arbitration of the International Chamber of Commerce, as amended and in effect from time to time (the “ICC Rules”). THIS SECTION IS INTENDED TO BE VALID AS A BINDING COMMITMENT CLAUSE FOR THE PURPOSES SET FORTH BY THE FIRST PARAGRAPH OF ARTICLE 4 OF LAW NO. 9,307/96. The place of arbitration pursuant hereto will be New York, New York, and the language of such arbitration will be English (provided, that, the award or decision of such arbitration may be translated into Spanish if necessary for such award or decision to be enforced). Three arbitrators will be chosen for the arbitration of any dispute, controversy, or claim hereunder (each, a “Dispute”); the Claimant, on the one hand, and the opposing Party(ies), on the other hand, shall each choose one arbitrator pursuant to the applicable ICC Rules and the third arbitrator will be selected by the mutual agreement of the two arbitrators previously designated above, provided that, if the two arbitrators designated by the Parties do not reach an agreement as to their appointment of the third arbitrator within twenty (20) days following the date the second arbitrator is appointed hereunder, then such third arbitrator will be appointed in accordance with the ICC Rules. The arbitration proceedings shall be conducted in accordance with the ICC Rules, and the Laws applicable to the arbitrators’ resolution of the Dispute shall be those Laws governing this Agreement as provided in Section 32(a). The decision of the arbitrators will be final and binding on the Parties to the maximum extent permitted under applicable Law, and a final judgment may be entered on the arbitration award in any court of competent jurisdiction.

                          (c)        The costs and expenses of the arbitration proceeding (including reasonable attorneys’ fees, arbitrators’ fees and expenses) pursuant to Section 33(b), shall be borne by Tower Owner, on the one hand, and NT Collocator, on the other hand, in inverse proportion as they may prevail on matters resolved in arbitration, which proportionate allocations shall also be determined by the arbitrators, provided that if such arbitrators do not render a decision with respect to such costs and expenses, the costs and expenses of the arbitration panel shall be borne equally by the disputing Parties and each respective disputing Party shall otherwise bear its own costs and expenses.

                          (d)        Notwithstanding the preceding provisions of this Section 33, and pursuant to Section 32(b), each Party shall remain entitled to demand to any court of competent jurisdiction for the execution of any arbitration decision, including any final arbitration award.

                          (e)        It is the intention of the Parties and their Affiliates that, except as expressly provided otherwise in this MLA, all disputes, controversies or claims of any nature between them, whenever arising, in regard to this MLA, be decided by arbitration as provided in this Section 33 and that no Party or Affiliate shall litigate in any other forum any such disputes, controversies, or claims. Except as provided expressly provided otherwise in this MLA, no action shall be filed by any Party or its Affiliates other than before an arbitration panel pursuant to this Section 33, and the Parties agree that any such action, if filed, shall be dismissed upon application and shall be referred to arbitration hereunder with costs and attorneys’ fees to the prevailing Party.

            34.        NOTICES.

            All notices, requests, demands, waivers and other communications required or permitted under this MLA shall be in writing, reference a particular Site number or address, if applicable, and shall be deemed to have been delivered (i) the next Business Day when sent overnight by a nationally recognized overnight courier service or certified or priority mail (provided such delivery is actually effected or rejected), (ii) upon transmission of an e-mail (followed by delivery of an original via nationally recognized overnight courier service), or (iii) upon delivery when personally delivered to the receiving Party. All such notices and communications shall be sent or delivered as set forth below or to such other person(s), e-mail address or address(es) as the receiving Party may have designated by written notice to the other Party. All notices shall be delivered to the relevant Party at the address set forth below.

If to Tower Owner or its Affiliates:	Ferrere Abogados
Edf. Ambassador Business Center
Piso 18, Av. San Martin No 155
Equipetrol, Santa Cruz, Bolivia
Attn: Carlos Pinto
Email: cpinto@ferrere.com

With a copy to:

Servicios de Alquileres PhoenixTower, S.A.
999 Yamato Road, Suite 100
Boca Raton, FL 33431
Attn: Mr. Dagan Kasavana/ Tim Culver
Email: dkasavana@phoenixintl.com
tculver@phoenixintnl.com

with copies not constituting notice to:

Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Attn: Sarah Camougis
Email: scamougis@choate.com

If to NT Collocator or its Affiliates:	Empresa de Telecomunicaciones Nuevatel PCS
de Bolivia S.A.
Calle Capitan Ravelo 2289
Edificio Multicentro Torre
La Paz – Bolivia
Attn: Leonardo Saunero
Email: Leonardo.Saunero@nuevatel.com

with a copy not constituting notice to:

Lape Mansfield Nakasian Gibson, LLC
9980 Brewster Lane, Suite 150
Powell, OH 43065
Attention: William E. Nakasian
E-mail address: wenakasian@lmng-law.com

            35.        MISCELLANEOUS.

            Each of the Parties hereto warrants to the other that the Party executing this MLA and each SLA has the full right, power and authority to enter into and execute the same on such Party’s behalf and that no consent (except as may be required under an applicable Site Lease) from any other person or entity is necessary as a condition precedent to the legal effect of this MLA and any SLA executed pursuant to it. The captions contained in this MLA are inserted for convenience only and are not intended to be part of the MLA. They shall not affect or be utilized in the construction or interpretation of the MLA. The recitals in this MLA are hereby incorporated in this MLA as if set forth fully in this Section 35.

            36.        NT PARENT GUARANTY.

                          (a)        NT Parent unconditionally guarantees to the Tower Owner Indemnitees the full and timely payment of all obligations of NT Collocator under Section 3 and any corresponding obligations of NT Collocator or any Affiliate of NT Collocator under any SLA (collectively, the “NT Collocator Obligations”). NT Parent agrees that if NT Collocator (all references to NT Collocator in this Section 36 shall be deemed to include any Affiliate of NT Collocator that is a party to any SLA) defaults at any time during the Term of this MLA or the term of any SLA in the performance of any of the NT Collocator Obligations, NT Parent shall faithfully perform and fulfill all NT Collocator Obligations and shall pay to the applicable beneficiary all reasonable attorneys’ fees, court costs and other expenses, costs and disbursements incurred by the applicable beneficiary on account of any default by NT Collocator and on account of the enforcement of this guaranty.

                          (b)        The foregoing guaranty obligation of NT Parent shall be enforceable by any Tower Owner Indemnitee in an action against NT Parent without the necessity of any suit, action or proceeding by the applicable beneficiary of any kind or nature whatsoever against NT Collocator, without the necessity of any notice to NT Parent of NT Collocator’s default or breach under this MLA or any SLA, and without the necessity of any other notice or demand to NT Parent to which NT Parent might otherwise be entitled, all of which notices NT Parent hereby expressly waives. NT Parent hereby agrees that the validity of this guaranty and the obligations of NT Parent hereunder shall not be terminated, affected, diminished or impaired by reason of the assertion or the failure to assert by any Tower Owner Indemnitee against NT Collocator any of the rights or remedies reserved to such Tower Owner Indemnitee pursuant to the provisions of this MLA, any SLA or any other remedy or right which such Tower Owner Indemnitee may have at law or in equity or otherwise.

                          (c)        NT Parent covenants and agrees that this guaranty is an absolute, unconditional, irrevocable and continuing guaranty. The liability of NT Parent hereunder shall not be affected, modified or diminished by reason of any assignment, renewal, modification, extension or termination of this MLA or any SLA or any modification or waiver of or change in any of the covenants and terms of this MLA or any SLA by agreement of a Tower Owner Indemnitee and NT Collocator, or by any unilateral action of either a Tower Owner Indemnitee or NT Collocator, or by an extension of time that may be granted by a Tower Owner Indemnitee to NT Collocator or any indulgence of any kind granted to NT Collocator, or any dealings or transactions occurring between a Tower Owner Indemnitee and NT Collocator, including any adjustment, compromise, settlement, accord and satisfaction or release, or any Bankruptcy, insolvency, reorganization or other arrangements affecting NT Collocator. NT Parent does hereby expressly waive any suretyship defenses it might otherwise have.

                          (d)        All of the Tower Owner Indemnitees’ rights and remedies under this guaranty are intended to be distinct, separate and cumulative and no such right and remedy herein is intended to be to the exclusion of or a waiver of any other. NT Parent hereby waives presentment demand for performance, notice of nonperformance, protest notice of protest, notice of dishonor and notice of acceptance. NT Parent further waives any right to require that an action be brought against NT Collocator or any other Person or to require that resort be had by a beneficiary to any security held by such beneficiary.

            37.        TOWER OWNER PARENT GUARANTY.

                          (a)        Tower Owner Parent unconditionally guarantees to the NT Indemnitees the full and timely payment of all obligations of Tower Operator under this MLA and any corresponding obligations of Tower Owner or any Affiliate of Tower Owner under any SLA (collectively, the “Tower Owner Obligations”). Tower Owner Parent agrees that if Tower Owner (all references to Tower Owner in this Section 37 shall be deemed to include any Affiliate of Tower Owner that is a party to any SLA) defaults at any time during the Term of this MLA or the term of any SLA in the performance of any of the Tower Owner Obligations, Tower Owner Parent shall faithfully perform and fulfill all Tower Owner Obligations and shall pay to the applicable beneficiary all reasonable attorneys’ fees, court costs and other expenses, costs and disbursements incurred by the applicable beneficiary on account of any default by Tower Owner or any Affiliate of Tower Owner and on account of the enforcement of this guaranty.

                          (b)        The foregoing guaranty obligation of Tower Owner Parent shall be enforceable by any NT Indemnitee in an action against Tower Owner Parent without the necessity of any suit, action or proceeding by the applicable beneficiary of any kind or nature whatsoever against Tower Owner, without the necessity of any notice to Tower Owner Parent of Tower Owner’s default or breach under this MLA or any SLA, and without the necessity of any other notice or demand to Tower Owner Parent to which Tower Owner Parent might otherwise be entitled, all of which notices Tower Owner Parent hereby expressly waives. Tower Owner Parent hereby agrees that the validity of this guaranty and the obligations of Tower Owner Parent hereunder shall not be terminated, affected, diminished or impaired by reason of the assertion or the failure to assert by any NT Indemnitee against Tower Owner any of the rights or remedies reserved to such NT Indemnitee pursuant to the provisions of this MLA, any SLA or any other remedy or right which such NT Indemnitee may have at law or in equity or otherwise.

                          (c)        Tower Operator Parent covenants and agrees that this guaranty is an absolute, unconditional, irrevocable and continuing guaranty. The liability of Tower Owner Parent hereunder shall not be affected, modified or diminished by reason of any assignment, renewal, modification, extension or termination of this MLA or any SLA or any modification or waiver of or change in any of the covenants and terms of this MLA or any SLA by agreement of a NT Indemnitee and Tower Owner, or by any unilateral action of either a NT Indemnitee or Tower Owner, or by an extension of time that may be granted by a NT Indemnitee to Tower Owner or any indulgence of any kind granted to Tower Owner, or any dealings or transactions occurring between a NT Indemnitee and Tower Owner, including any adjustment, compromise, settlement, accord and satisfaction or release, or any Bankruptcy, insolvency, reorganization or other arrangements affecting Tower Owner. Tower Owner Parent does hereby expressly waive any suretyship defenses it might otherwise have.

                          (d)        All of the NT Indemnitees’ rights and remedies under this guaranty are intended to be distinct, separate and cumulative and no such right and remedy herein is intended to be to the exclusion of or a waiver of any other. Tower Owner Parent hereby waives presentment demand for performance, notice of nonperformance, protest notice of protest, notice of dishonor and notice of acceptance. Tower Owner Parent further waives any right to require that an action be brought against Tower Owner or any other Person or to require that resort be had by a beneficiary to any security held by such beneficiary.

            38.        LANGUAGE.

            The Parties shall execute this MLA in English on the Effective Date and shall use commercially reasonable efforts to prepare, within sixty (60) days from the Effective Date, a translated version of this MLA in Spanish; provided, however, that in all cases, the English version shall prevail, control and govern the interpretation and enforcement of the mutual agreements among the Parties hereunder. For that purpose, not later than forty-five (45) days from the Effective Date, Seller shall send a draft of a Spanish translation version of this MLA to Buyer, which shall not later than fifteen (15) days from receipt of such draft, meet with Seller so as to use commercially reasonable efforts to agree on the final terms of the Spanish translation version of this MLA for execution by the Parties within the sixty (60) day period set forth herein. Buyer shall reimburse Seller for 50% of its reasonable, actual, documented out-of-pocket costs related to the translation of this MLA into Spanish.

* * * Remainder of Page Blank – Signature Page Follows * * *

NT Parties Signature Page to Master Lease Agreement

            IN WITNESS WHEREOF, the Parties have caused this MLA to be executed and sealed by their duly authorized representatives, all effective as of the day and year first written above.

NT COLLOCATOR:

EMPRESA DE TELECOMMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A.

By:	“Bradley J. Horwitz”
Print: Bradley J. Horwitz
Its: Chairman of the Board of Directors

NT PARENT:

WESTERN WIRELESS INTERNATIONAL BOLIVIA LLC

By:	“Bradley J. Horwitz”
Print: Bradley J. Horwitz
Its: President and Chief Executive Officer

Tower Owner Parties Signature Page to Master Lease Agreement

            IN WITNESS WHEREOF, the Parties have caused this MLA to be executed and sealed by their duly authorized representatives, all effective as of the day and year first written above.

TOWER OWNER:

SERVICIOS DE ALQUILERES PHOENIXTOWER S.A.

By:	“Michelle Brea”
Print: Michelle Brea
Its: President of Board of Directors

TOWER OWNER PARENT:

PTI BOLIVIA II, LLC

By:	“Tim Culver”
Print: Tim Culver
Its: Executive Chairman

TOWER OWNER GUARANTOR:

PTI BOLIVIA ISSUER, LLC

By:	“Tim Culver”
Print: Tim Culver
Its: Executive Chairman

SCHEDULE 3

List of Sites Designating Base Rent, Tigo Sites, Comteco Sites, Additional Tigo Sublease Rent and Additional Comteco Sublease Rent

[Omitted]

SCHEDULE 3(b)

Sample Rent Calculation for Monthly Fiscal Invoice

[Omitted]

SCHEDULE 4(d)(i)

List of Schedule 4(d)(i) Sites

[Omitted]

SCHEDULE 4(d)(ii)(A)

List of Schedule 4(d)(ii)(A) Sites

[Omitted]

SCHEDULE 4(d)(ii)(B)

List of Schedule 4(d)(ii)(B) Sites

[Omitted]

SCHEDULE 4(d)(iii)

List of Schedule 4(d)(iii) Sites

[Omitted]

SCHEDULE 9

Sites with Reserved Microwave Antennas and Dishes

[Omitted]

SCHEDULE 9(b)

NT Reserved Amount of Tower Equipment Configuration

[Omitted]

EXHIBIT A

DEFINED TERMS

            Certain Defined Terms. In addition to the terms defined elsewhere in this MLA, the following terms shall have the following respective meanings when used in this MLA with initial capital letters:

            “Additional Equipment” has the meaning set forth in Section 9(d).

            “Additional Ground Space” has the meaning set forth in Section 9(c).

            Additional Comteco Sublease Rent” means, with respect to each Comteco Site, an amount equal to the sum of (a) the monthly rent set forth on Schedule 3 for such Comteco Site, (b) any additional amounts that are owing to NT Collocator by Comteco as a result of Comteco adding equipment to the Comteco Site after the Effective Date, and (c) the applicable Value Added Tax that is required to be paid on the Additional Comteco Sublease Rent.

            “Additional Tigo Sublease Rent” means, with respect to each Tigo Site, an amount equal to the sum of (a) the monthly rent set forth on Schedule 3 for such Tigo Site, (b) any additional amounts that are owing to NT Collocator by Tigo as a result of Tigo adding equipment to the Tigo Site after the Effective Date, and (c) the applicable Value Added Tax that is required to be paid on the Additional Tigo Sublease Rent.

             “Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. As used in this definition, “control” means the beneficial ownership (as such term is defined in Rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended) of 50% or more of the voting interests of the Person.

            “Ancillary Facilities” shall have the meaning set forth in Section 7.

            “Anti-Corruption Laws” means the FCPA and any other anti-corruption or similar Laws (including any such Laws in the United States or Bolivia).

            “APA” has the meaning set forth in Recital B.

            “Assignable Site” means the (i) Initial Assignable Sites, (ii) any Managed Site subject to this MLA that is converted to an Assignable Site pursuant to a Subsequent Closing, and (iii) any Deferred Site that is converted to an Assignable Site pursuant to a Subsequent Closing.

            “Assumption Requirements” has the meaning set forth in Section 25.

            “ATT” means the Bolivian Authority of Regulation and Control of Transports and Telecommunications, or any successor Governmental Authority performing a similar function.

            “Available Space” means, as to any Site or Relocation Site, the portion of the Tower and Land or rooftop not constituting NT Collocation Space that is available for lease to or collocation by any Tower Subtenant and all rights appurtenant to such portion, space or area. For the avoidance of doubt, any portion of the Tower, Land or rooftop subject to a pending application with an existing or prospective Tower Subtenant shall not be considered Available Space.

Exhibit A-1

            “Backhaul Services” means, with respect to a Site, the transmission of voice, video, internet or data by, from or to NT Collocator, any NT Communications Equipment, any Tower Subtenant, or any Tower Subtenant Communications Equipment (including any base station appurtenant to such Site).

            “Backhaul Services Space” means any NT Collocation Space relating to the provision of Backhaul Services.

            “Bankruptcy” means, as to any Person, a proceeding, whether voluntary or involuntary, under the federal bankruptcy Laws, a foreclosure, an assignment for the benefit of creditors, trusteeship, conservatorship or other proceeding or transaction arising out of the insolvency of a Person or any of its Affiliates or involving the complete or partial exercise of a creditor’s rights or remedies in respect of payment upon a breach or default in respect of any obligation, or any similar proceeding under foreign or state Law.

            “Business Day” means any day other than a Saturday, Sunday or any other day on which national banks in New York, New York and/or Bolivia are authorized or obligated by Law to close.

            “Buyer” has the meaning set forth in Recital B.

            “Cables” means co-axial cabling, electrical power cabling, ethernet cabling, fiber-optic cabling or any other cabling or wiring necessary for operating Communications Equipment together with any associated conduit piping necessary to encase or protect any such cabling.

            “CERCLA” means The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

            “Chosen Courts” has the meaning set forth in Section 32.

            “Collateral Agreements” has the meaning set forth in the APA.

            “Collocation Agreement” means an agreement, including master leases, between an NT Collocator or any of its Affiliates (prior to the Effective Date) or Tower Owner (on or after the Effective Date), on the one hand, and a third party (provided that if such agreement is with NT Collocator or any of its Affiliates, such third party is not an Affiliate of NT Collocator or any such Affiliate on the Effective Date), on the other hand, pursuant to which NT Collocator or such Affiliate or Tower Owner, as applicable, rents or licenses to such third party space at any Site (including space on a Tower or a rooftop), including all amendments, modifications, supplements, assignments, guaranties, side letters and other documents related thereto.

            “Communications Equipment” means, as to any Site, all equipment now or hereafter installed at (i) the NT Collocation Space with respect to NT Collocator or any Affiliate thereof and (ii) any other portion of the Site with respect to a Tower Subtenant, for the provision of current or future communication services, including voice, video, cable, broadcast television, internet and other data services (including Backhaul Services), and any other services permitted under Section 5. Such equipment shall include, among other things, switches, antennas, including microwave antennas, panels, fiber, backboards, conduits, flexible transmission lines, Cables, radios, amplifiers, filters, interconnect transmission equipment and all associated software and hardware, and will include any modifications, replacements and upgrades to such equipment.

            “Communications Facility” means, as to any Site, (i) the NT Collocation Space, together with all NT Communications Equipment and NT Improvements at such Site (with respect to NT Collocator) or (ii) any other portion of the Site leased to or used or occupied by a Tower Subtenant, together with all of such Tower Subtenant Communications Equipment and such Tower Subtenant Improvements at such Site (with respect to a Tower Subtenant).

            “Comteco” means Cooperativa de Telecomunicaciones Cochabamba.

Exhibit A-2

            “Comteco Sites” means each Site identified on Schedule 3(b) as being a Site on which Comteco occupies a portion of the Site as of the Effective Date.

            “Comteco Sublease Rights” means the rights of Comteco under that certain Contrato de Prestacion de Servicios de Apoyo, dated August 10, 2009 and NT Collocator’s Oferta Basica de Interconexion, dated February 2013.

            “Consolidation Request” has the meaning set forth in Section 9(a)(i).

            “Deferred Site” has the meaning set forth in the APA..

            “Early Termination” has the meaning set forth in Section 9(l).

            “Easement Site” has the meaning set forth in the APA.

            “Effective Date” has the meaning set forth in the Preamble.

            “Effective Date Ground Space” has the meaning set forth in Section 9(a)(i).

            “Effective Date Tower Space” has the meaning set forth in Section 9(a)(iii).

            “Emergency” means any event that causes, has caused or is reasonably likely to imminently cause (i) any bodily injury, personal injury or material property damage or (ii) any service outage at a Site or immediate outage that cannot be avoided or any other material adverse effect on the ability of NT Collocator to operate the NT Communications Equipment at any Site.

            “Environmental Law” or “Environmental Laws” means any federal, state or local statute, Law, ordinance, code, rule, regulation, order or decree, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or public or workplace health and safety as may now or at any time hereafter be in effect, including the following, as same may be amended or replaced from time to time, and all regulations promulgated under or in connection with the Bolivian Environmental Law N°1333.

            “Excluded Backhaul Assets” has the meaning set forth in the APA.

            “FCPA” means the United States Foreign Corrupt Practices Act of 1977, 18 U.S.C. 77d-1 et seq., as amended.

            “Force Majeure” means strike, riot, act of God (including, but not limited to, wind, lightning, rain, ice, earthquake, floods, or rising water), war, civil disturbance, act of the public enemy, explosion, or natural disaster.

            “Governmental Approvals” has the meaning set forth in Section 10(a).

            “Governmental Authority” means, with respect to any Person or any Site, any foreign, domestic, federal, national, territorial, state, departmental, tribal or local governmental authority, administrative body, quasi-governmental authority, court, government or self-regulatory organization, commission, board, administrative hearing body, arbitration panel, tribunal or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, in each case having jurisdiction over such Person or such Site.

            “Hazardous Material” or “Hazardous Materials” means and includes petroleum products, flammable explosives, radioactive materials, asbestos or any material containing asbestos, polychlorinated biphenyls or any hazardous, toxic or dangerous waste, substance or material defined as such (or any similar term) or regulated by, in or for the purposes of Environmental Laws, including Section 101(14) of CERCLA.

Exhibit A-3

            “Improvements” means, as to each Site, (i) one or more equipment pads or raised platforms capable of accommodating exterior cabinets or equipment shelters, huts or buildings, electrical service and access for the placement and servicing of NT Improvements and, if applicable, Tower Subtenant Improvements; (ii) buildings, huts, equipment shelters or exterior cabinets; (iii) batteries, generators and associated fuel tanks or any other substances, products, materials or equipment used to provide backup power; (iv) grounding rings; (v) fencing; (vi) signage; (vii) connections for telephone service or utility service up to the meter; (viii) hardware constituting a Tower platform to hold NT Communications Equipment and, if applicable, Tower Subtenant Communications Equipment or Tower Owner Equipment; (ix) access road improvements; (x) common shelters, if any; (xi) all marking/lighting systems and light monitoring devices; and (xii) such other equipment, alterations, replacements, modifications, additions and improvements as may be installed on or made to all or any component of a Site (including the rooftop or Land, as applicable, and the Tower). Notwithstanding the foregoing, Improvements do not include Communications Equipment (including NT Communications Equipment or Tower Subtenant Communications Equipment).

            “Indemnified Parties” has the meaning set forth in Section 14.

            “Initial Assignable Sites” means the Sites set forth on Exhibit C attached hereto (other than those Sites set forth on Exhibit D attached hereto on the Effective Date).

            “Initial Term” has the meaning set forth in Section 2(a).

            “Initial Tower Owner” has the meaning set forth in the Preamble.

            “Land” means the tract of land constituting a Tower Site, together with all easements and other rights appurtenant thereto.

            “Law” means any statute, rule, code, regulation, ordinance or Order of, or issued by, any Governmental Authority, including without limitation any standards (including but not limited to engineering standards or wind speed requirements) which are applied to a Site according to any such applicable law, statute, common law, rule, code, regulation, ordinance or order.

            “Leased Site” means the Assignable Sites that are occupied by Tower Owner and the Managed Sites that are occupied by NT Collocator, in either case, pursuant to a Site Lease, which Sites are identified on Exhibit C attached hereto as Leased Sites. If a Site is not a Leased Site, such Site is an Owned Site hereunder.

             “Lessor” means, as to a Leased Site, the “lessor,” “sublessor,” “landlord,” “licensor,” “sublicensor,” “grantor” or similar Person under the related Site Lease.

            “Like-for-Like Equipment Replacement” means removal of all or any portion of the applicable NT Communications Equipment installed on the Tower or rooftop, as applicable, and replacement of such NT Communications Equipment with the same or comparable NT Communications Equipment, as determined by NT Collocator, in its reasonable business judgment. For the avoidance of doubt, and without limiting the generality of the foregoing, any such removal and replacement that triggers or causes any of the following will not constitute a Like-for-Like Replacement: (i) additional permitting, zoning or regulatory requirements on Tower Owner; (ii) an increase in the fees or charges Tower Owner is obligated to pay under the Site Lease; (iii) a change in the structural loading of the NT Communications Equipment on the Tower or rooftop, as applicable; and/or (iv) an expansion of the installation of NT Communications Equipment beyond the NT Tower Space

            “Limited Revised Terms” has the meaning set forth in Section 4(d)(iii).

            “Managed Site” means, for purposes of this MLA and until any such Site is converted to an Assignable Site as provided herein and in the APA, each Site that is (a) identified on Exhibit D and is therefore subject to this MLA and the Management Agreement as a Managed Site as of the Effective Date, until such Site is converted to an Assignable Site as provided in this MLA and the APA, and (b) each Deferred Site that becomes designated as a Managed Site in accordance with the APA as of the applicable Closing Date, and, as a result of such designation as a Managed Site, becomes subject to this MLA and the Management Agreement pursuant to an Amendment to this MLA that is to be entered into as provided for in Section 2.2(c)(iv)(A) of the APA.

Exhibit A-4

            “Management Agreement” has the meaning set forth in the APA.

            “Mandatory Bolivian Law Matters” has the meaning set forth in Section 32.

            “Material Modifications” has the meaning set forth in Section 10(b)(ii).

            “Monthly Fiscal Invoice” has the meaning set forth in Section 3(b).

            “MLA” has the meaning set forth in the preamble and includes all subsequent modifications and amendments hereof. References to this MLA in respect of a particular Site shall include the SLA therefor; and references to this MLA in general and as applied to all Sites shall include all SLAs.

            “Modifications” means the construction or installation of Improvements on any Site or any part of any Site after the Effective Date, or the alteration, replacement, modification or addition to all or any component of a Site after the Effective Date, whether Severable or Non-Severable.

            “New NT Communications Equipment” means, with respect to any Site, NT Communications Equipment that was not installed at such Site as of the Commencement Date and is not a Like-for-Like Equipment Replacement of NT Communications Equipment that was installed at such Site as of the Commencement Date.

            “Non-Severable” means, with respect to any Modification, any Modification that is not a Severable Modification.

            “Notice Date” has the meaning set forth in Section 4(d)(ii).

            “Notice to Proceed” has the meaning set forth in Section 10(a).

            “NT Collocation Space” has the meaning set forth in Section 9(a).

            “NT Collocator” has the meaning set forth in the Preamble.

            “NT Collocator Default” has the meaning set forth in Section 22(a).

            “NT Communications Equipment” means any Communications Equipment owned or leased and used by NT Collocator or one or more of its Affiliates at a Site.

            “NT Effective Date Amount of Tower Equipment” has the meaning set forth in Section 9(b).

            “NT Ground Space” has the meaning set forth in Section 9(a)(i).

            “NT Indemnitees” means NT Collocator and its parents, affiliates, subsidiaries, officers, directors, employees, managers, equity holders, agents, lenders and representatives.

            “NT Improvements” means any Improvements located at a Site that solely support, shelter, protect, enclose, or provide power or back-up power solely to, NT Communications Equipment or that also support, shelter, protect, enclose, or provide power or back-up power to, any Tower Subtenant Communications Equipment (in addition to NT Communications Equipment) pursuant to a Collocation Agreement entered into between such Tower Subtenant and NT Collocator or any of its Affiliates prior to the Effective Date, in each case other than a Tower at a Tower Site or a building at a Rooftop Site. All utility connections that provide service solely to NT Communications Equipment or that provide Backhaul Services shall be deemed NT Improvements.

Exhibit A-5

            “NT Reserved Amount of Tower Equipment” has the meaning set forth in Section 9(b).

            “NT Termination Right” has the meaning set forth in Section 2(b).

            “NT Tower Space” has the meaning set forth in Section 9(a)(iii).

            “NT-Comteco SLA Expiration Date” means with respect to each Comteco Site, the earlier of: (a) the first day as of which Comteco, NT Collocator and Tower Owner have entered into an agreement or agreements that provide for the simultaneous (i) termination of the rights and obligations of Tigo and NT Collocator under the sublease arrangement for such Site, (ii) the termination of the rights and obligations of NT Collocator and Tower Owner under the NT-Comteco SLA, and (iii) the commencement of a direct collocation agreement between Comteco and Tower Owner for collocation by Comteco at such Site, or (b) the Termination Date (as defined in Section 2(b)) next occurring after Tower Owner receives written notice from NT Collocator terminating the applicable NT-Comteco SLA as of such next occurring Termination Date as a result of the termination by Comteco of its use and occupancy of such Comteco Site.

            “NT-Tigo SLA Expiration Date” means with respect to each Tigo Site, the earlier of: (a) the first day as of which Tigo, NT Collocator and Tower Owner have entered into an agreement or agreements that provide for the simultaneous (i) termination of the rights and obligations of Tigo and NT Collocator under the sublease arrangement for such Site, (ii) the termination of the rights and obligations of NT Collocator and Tower Owner under the NT-Tigo SLA, and (iii) the commencement of a direct collocation agreement between Tigo and Tower Owner for collocation by Tigo at such Site, or (b) the Termination Date (as defined in Section 2(b)) next occurring after Tower Owner receives written notice from NT Collocator terminating the applicable NT-Tigo SLA as of such next occurring Termination Date as a result of the termination by Tigo of its use and occupancy of such Tigo Site.

            “Order” means an administrative, judicial, or regulatory injunction, order, decree, judgment, sanction, award or writ of any nature of any Governmental Authority of competent jurisdiction.

            “Owned Site” means each Site that is owned by Tower Owner in fee simple, which Site is identified on Exhibit C as an Owned Site (other than any Easement Site).

            “Party” or “Parties” has the meaning set forth in the Preamble.

            “Person” means any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a Governmental Authority.

            “Pre-Existing Conditions” has the meaning set forth in Section 12(a).

            “Pricing List” means the pricing list set forth on Exhibit E.

            “Qualified Appraiser” has the meaning set forth in Section 4(d)(ii).

            “Qualified Site Lease Extension” has the meaning set forth in Section 4(d)(ii).

            “Relocation Site” has the meaning set forth in Section 9(l).

            “RAD Center” means the center of each 2 meter vertical envelope on the Tower where the NT Collocator Equipment is located.

Exhibit A-6

            “RAN Sharing” means, with respect to any Site, sharing by NT Collocator of the use of the NT Communications Equipment within the NT Collocation Space with any third Person to allow such third Person provider to broadcast such third Person provider’s licensed spectrum from such Site using the NT Communications Equipment.

            “Rent” has the meaning set forth in Section 3(b).

            “Reserved Microwave Antennas and Dishes” means, with respect to each Site listed on Schedule 9 attached hereto, the applicable microwave antennas and dishes listed for such Site.

            “Revised Terms” has the meaning set forth in Section 4(d)(ii).

            “Relocation Request” has the meaning set forth in Section 9(l).

            “Right of Substitution” means the right of NT Collocator to remove all of NT Communications Equipment and NT Improvements from the NT Collocation Space on a Tower at a Site and move the same to Available Space at the same Site by relocation of NT Collocator’s Communications Facility in such space to such Available Space not larger than the NT Collocation Space on such Tower, in accordance with and subject to the limitations contained in Section 9(k).

            “Rooftop Site” means any Site identified as a Rooftop Site on Exhibit C attached hereto.

            “RRU” has the meaning set forth in Section 9(b).

            “Search Ring” means, the search area created by a circle which contains the Site that is subject to Early Termination at its center and a radius equal to 25% of the average distance between the neighboring Sites within the same geographical area (urban, suburban or rural).

            “Severable” means, with respect to any Modification, any Modification that can be readily removed from a Site or portion of such Site without damaging it in any material respect or without diminishing or impairing the value, utility, useful life or condition that the Site or portion of such Site would have had if such Modification had not been made (assuming the Site or portion of such Site would have been in compliance with this MLA without such Modification). Notwithstanding the foregoing, a Modification shall not be considered Severable if such Modification is necessary to render the Site or portion of such Site complete for its intended use by Tower Owner (other than Modifications consisting of ancillary items of Tower Owner Equipment of a kind customarily furnished by lessees or operators of property comparable to the Site or portion of such Sites).

            “Site” means each parcel of Land or rooftop subject to this MLA from time to time, all of which are identified on Exhibit C attached hereto, as such schedule may be amended or supplemented as provided in this MLA and the APA, and the Tower, if any, and Improvements located thereon. As used in this MLA, reference to a Site includes Non-Severable Modifications, but shall not include Severable Modifications, any NT Improvements, NT Communications Equipment, any Tower Subtenant Improvements or Tower Subtenant Communications Equipment.

            “Site Engineering Application” has the meaning set forth in Section 9(f).

            “Site Expiration Date” means, as to any Leased Site, if arrangements have not been entered into to secure the tenure of the relevant Site Lease pursuant to an extension, new Site Lease or otherwise, one day prior to the expiration of the relevant Site Lease (as the same may be amended, extended or renewed pursuant to the terms of this MLA); provided, however, that in the event Tower Owner continues remitting payment to a Lessor under a Site Lease as a holdover tenant, such Site shall not be deemed to have reached the Site Expiration Date until the earliest to occur of the following: (i) said Lessor has issued a notice of eviction to either Tower Owner or NT Collocator or any of its Affiliates, (ii) NT Collocator is unable to access such Site as permitted by this MLA and delivers notice of same to Tower or Tower Owner otherwise provides notice to NT Collocator that the Site Expiration Date has occurred.

Exhibit A-7

            “Site Lease” means, as to any Leased Site, the ground lease, rooftop lease, sublease, or any easement, license, sublicense, marketing or development right, co-marketing or co-development right, or other agreement or document pursuant to which Tower Owner as to an Assignable Site, or NT Collocator as to a Managed Site, holds a leasehold or subleasehold interest, leasehold or subleasehold estate, easement, license, sublicense, marketing or development right, co-marketing or co-development right, or other interest in such Site, together with any extensions of the term thereof (whether by exercise of any right or option contained therein or by execution of a new ground lease, rooftop lease, or other instrument providing for the use of such Site), and including all amendments, modifications, supplements, assignments, guarantees, side letters and other documents related thereto.

            “Site Rent” means, as to any Leased Site, all rents, fees and other charges payable by the ground lessee with respect to the Site Lease for such Site.

            “SLA” means, as to any Site, a supplement to this MLA, in substantially the form of Exhibit B attached to this MLA.

            “Subsequent Closing” means the conversion of a Managed Site or Deferred Site into an Assignable Site subsequent to the Effective Date following the satisfaction or cure of all Exceptions (as defined in the PSA) with respect to such Site as provided for in the PSA and as defined in the PSA as a “Subsequent Closing.”

            “Subsequent Closing Date” means, with respect to each Subsequent Closing, the date on which such Subsequent Closing occurs regardless of when the actual Documentary Subsequent Closing (as defined in the PSA) actually occurs with respect to the applicable Site.

            “Tax” means any and all impositions, fees (including license, documentation and registration fees), taxes (including income, gross receipts, gross margin, ad valorem, excise, value-added, sales, use, transfer, franchise, capital stock, doing business, license, stamp, business and occupation, withholding, employment, payroll, or property tax), levy or duty, or other charge, assessment, deduction or withholding of any nature whatsoever, together with any fee, assessment, penalty, fine, addition to tax or additional amount with respect to any of the foregoing, and interest on any of the foregoing, in each case imposed by any Governmental Authority (whether imposed directly by a Governmental Authority or indirectly through any other Person, or determined by reference to the Tax liability of another Person under applicable Law, as a transferee or successor, by contract or otherwise); provided, however, that Tax does not include any amount assessed as a result of any failure to comply with any regulatory, public safety or Environmental Law.

            “Term” means (i) as to each Site, the term during which this MLA is applicable to such Site as set forth in Section 2; and (ii) as to this MLA, the period from the Effective Date until the expiration or earlier termination of this MLA as to all Sites.

            “Termination Date” has the meaning set forth in Section 2(b).

            “Termination Notice” has the meaning set forth in Section 2(c).

            “Tigo” means Telefonica Celular de Bolivia S.A.

            “Tigo Sites” means each Site identified on Schedule 3(b) as being a Site on which Tigo occupies a portion of the Site as of the Effective Date.

            “Tigo Sublease Rights” means the rights of Tigo under the following agreements: (i) Contrato de Acceso y Uso Compartido de Infrastructura: Co-Ubicacion y/o Cosite, dated April 19, 2016; (ii) Oferta Basica de Interconexion, dated February 2013; and (iii) NT Collocator’s oral commitment to Tigo to provide collocation space on the ground and the related Tower at the Portfolio Sites listed on Section 5.6(a) of the Seller Disclosure Schedule (as defined in the APA).

Exhibit A-8

            “Tower” means the communications towers or other support structures on the Tower Sites from time to time.

            “Tower Owner” has the meaning set forth in the Preamble, together with its permitted successors and assigns hereunder, to the extent the same succeed to Tower Owner’s rights in accordance with this MLA.

            “Tower Owner Default” has the meaning set forth in Section 22(c).

            “Tower Owner Equipment” means all physical assets (other than real property, interests in real property, any NT Communications Equipment, any NT Improvements, any Tower Subtenant Communications Equipment and any Tower Subtenant Improvements), located at the applicable Site on or in, or attached to, the rooftop or Land, as applicable, Improvements or Towers leased to, owned by or operated by Tower Owner pursuant to this MLA.

            “Tower Owner Expiration Notice” has the meaning set forth in Section 4(d)(ii).

            “Tower Owner Parent” has the meaning set forth in the Preamble.

            “Tower Site” means any Site other than a Rooftop Site.

            “Tower Subtenant” means, as to any Site, any Person (other than NT Collocator and its Affiliates) that (i) is a “lessee”, “sublessee”, “licensee” or “sublicensee” under any Collocation Agreement affecting such Site; or (ii) leases, subleases, licenses, sublicenses or otherwise acquires from Tower Owner the right to use Available Space on such Site. For the avoidance of doubt, for the duration of the applicable NT-Tigo SLA, Tigo is not a Tower Subtenant on any of the Tigo Sites, but instead is a permitted sublessee of NT Collocator, and for the duration of the applicable NT-Cometco SLA, Comteco is not a Tower Subtenant on any of the Comteco Sites (but instead is a permitted sublessee of NT Collocator.

            “Tower Subtenant Communications Equipment” means any Communications Equipment owned or leased by a Tower Subtenant.

            “Tower Subtenant Improvements” means any Improvements located at a Site that solely support, shelter, protect, enclose or provide power or back-up power solely to Tower Subtenant Communications Equipment, other than a Tower at a Tower Site or a building at a Rooftop Site or any NT Improvements. All utility connections that provide service solely to Tower Subtenant Communications Equipment shall be deemed Tower Subtenant Improvements.

            “Transition Services Agreement” has the meaning set forth in the APA.

            “Unprofitable Site” means any Site for which the Site Rent is in excess of the Rent for the same period.

            “Vacated RAD Center” has the meaning set forth in Section 9(a)(i).

            “Wind Load Surface Area” means with respect to each antenna, RRU or other tower mounted equipment other than all mounts and Cables, the area in square centimeters calculated as follows: (i) adding together for each such piece of Tower equipment the height of each such piece of Tower equipment multiplied by the larger of (a) its width or (b) its depth; (ii) for cylinder shaped equipment use length x diameter to calculate surface area; and (iii) for round microwave dishes use a formula to calculate the area of a circle equal to A=π[(d/2)]^2 where “d” is the diameter of the dish antenna; provided, however, Wind Load Surface Area shall not take into account any RRU or other Tower mounted equipment that is located directly behind antennas or other Tower mounted equipment that is included within the Wind Load Surface Area calculation.

Exhibit A-9

            Any other capitalized terms used in this MLA shall have the respective meanings given to them elsewhere in this MLA.

Exhibit A-10

EXHIBIT B

FORM OF SITE LOCATION AGREEMENT

SITE LOCATION AGREEMENT (SLA)

PTI SITE ID BO-XX-XXXX/ NUEVATEL SITE ID

This Site Location Agreement ("SLA") is executed by and between SERVICIOS DE ALQUILERES PHOENIX TOWER S.A., ("Lessor" or "Tower Owner") and EMPRESA DE TELECOMUNICACIONES NUEVATEL (PCS DE BOLIVIA) S.A. ("Lessee" or " NT Collocator"), according to the following Clauses:

FIRST (SCOPE).- This SLA is subject to a Master Lease Agreement dated February _, 2019 (“MLA”), between Lessor and Lessee governing the rental by Lessee of space in and on facilities located on numerous properties owned or leased by Lessor. Lessor represents that it is the owner of a telecommunications tower located at the address shown and with technical and legal characteristics described in Annex A to this SLA ("Site"). In accordance with its interests, Lessor rents Lessee a Space within the Site ("Space") for its use in the telecommunications services it provides in Bolivia under the terms and conditions set forth in this SLA and its Annex.

SECOND (TERM).- This SLA will be valid for ten (10) years, following [•] ("Effective Date"), and will be subject to the renewal term(s) set forth in the MLA.

THIRD (RENT).- In consideration for the lease of Space on the Site, Lessee shall pay Lessor a rent of [•] 00/100 US Dollars (US$ [•]), which will be paid monthly in US Dollars to the Lessor from the Effective Date. Each monthly payment of rent will be made according to the terms and conditions set forth in the MLA. The rent will be subject to the increases according to section ___ of the MLA.

FOURTH (OTHER AGREEMENTS).- For all other terms or conditions not included in this Site Location Agreement, the Parties refer to the provisions of the MLA as applicable, in the understanding that this SLA (including its Annex) together with the MLA constitutes the whole agreement and understanding of the Parties and supersedes any previous arrangement, understanding or agreement, both oral and written, between them relating to the Services to be provided by Lessor in connection with the Site of reference.

It is also agreed that the stipulations of this Agreement may be amended by mutual agreement between the Parties.

FIFTH (APPLICABLE LAW).- This Agreement is subject to Bolivian laws with respect to Mandatory Bolivian Law Matters as such term is used in the MLA to define those matters to be governed by Bolivian laws, without prejudice to the other applicable laws or regulations in Bolivia.

SIXTH (ACCEPTANCE).- We SERVICIOS DE ALQUILERES PHOENIX TOWER S.A. as Lessor, and EMPRESA DE TELECOMUNICACIONES NUEVATEL (PCS DE BOLIVIA) S.A. as Lessee, express our acceptance and conformity with the content of the aforementioned clauses, submitting to them.

La Paz, [•] [•], 201[•]

_______________________________________________	_______________________________________________
SERVICIOS DE ALQUILERES PHOENIX TOWER S.A.	EMPRESA DE TELECOMUNICACIONES NUEVATEL
Name: [•]	(PCS DE BOLIVIA) S.A.

Legal Representative	Name: [•]

Legal Representative

ANNEX A

SCOPE OF THE LEASE OF SPACE IN THE SITE

1. SITE NUMBER AND NAME:
TOWER OWNER NAME: [•]
NT COLLOCATOR NAME: [•]
LOCATION: [•]
LATITUDE: [•]
LONGITUDE: [•]

2. ON SITE TOWER DESCRIPTION

Nuevatel RAD Center:	____________meters
Top Elevation:	____________meters
Bottom Elevation:	____________meters

3. DESCRIPTION OF SITE SPACE

The detail and location of: (i) the ground space on the Site being leased to Lessee and the tower space on the Site being leased to Lessee as of the Effective Date; and (ii) the any additional space on the Site that may be leased to Lessee as of the Effective Date are as follows:

[•]

4. DESCRIPTION OF NUEVATEL EQUIPMENT

Description of Lessee’s telecommunications equipment, improvements on the Site, ancillary facilities and wind load surface area on the Site are described as follows:

[•]

CONTRATO DE ARRENDAMIENTO DE ESPACIO EN SITIO

Señor Notario de Fe Pública: en los registros de Escrituras Públicas que están a su cargo, sírvase insertar un Contrato de Arrendamiento de Espacio en Sitio, según el contenido de las siguientes cláusulas:

Primero (Las Partes): Son partes de este Contrato:

1.1 Servicios de Alquileres PhoenixTower S.A., registrada ante el Registro de Comercio, a cargo de FUNDEMPRESA, con el Número de Registro 00407738, con Número de Identificación Tributaria 375279029, legalmente representada por [•], facultado por Testimonio de Poder Nº [•], otorgado el [•] de 2019 por Notaria de Fe Publica Nº [•] a cargo del Dr. [•], en lo sucesivo, y para los fines de este Contrato, denominado “Arrendador”; y

1.2 Empresa de Telecomunicaciones Nuevatel PCS de Bolivia S.A., registrada ante el Registro de Comercio, a cargo de FUNDEMPRESA, con el Número de Registro 13626, con Número de Identificación Tributaria 1007173022, legalmente representada por [•], facultado mediante Testimonio de Poder No. [•], otorgado el [•] de [•] de 201[•] por Notaria de Fe Publica No. [•] a cargo de la Dra. [•] del Distrito Judicial de [•], en lo sucesivo, y para los fines de este Contrato, referido como el “Arrendatario”.

Los sujetos descritos en los numerales 1.1 y 1.2 anteriores, serán denominados en conjunto como las “Partes”.

Segunda (Objeto): La Arrendadora declara ser propietaria de una torre de telecomunicaciones ubicada y con las características técnicas y legales descritas en el Anexo A de este Contrato (“Sitio”). Por así convenir a sus intereses, la Arrendadora da en calidad de arrendamiento un Espacio dentro del Sitio (“Espacio”) a favor de la Arrendataria para su uso en los servicios de telecomunicaciones que provee en Bolivia bajo los términos, condiciones y modalidades que se determinan en el presente Contrato y su Anexo.

Tercera (Plazo): El presente Contrato tendrá una vigencia de diez (10) años, computable a partir de [•] de [•] de 2019 (“Fecha Inicial”).

Cuarta (Canon de Arrendamiento).- Como contraprestación por el arrendamiento del Espacio en el Sitio, la Arrendataria se obliga a pagar a la Arrendadora un canon de arrendamiento de [•] 00/100 Dólares Americanos (US$ [•].-), que se cancelará cada mes en Dólares Americanos a la Arrendadora conforme a los términos de un Contrato de Maestro de Alquiler (en lo sucesivo el “CMA”), suscrito entre las Partes el 15 de febrero de 2019, mismo que forma parte integral de este Contrato. El canon de arrendamiento estará sujeto a los incrementos acordados por las Partes en el CMA.

Cuarta (Otros Acuerdos): Respecto a cualquier otro término o condición que no se hubiera incluido en este Contrato, las Partes refieren a los términos y condiciones del CMA, cuando sea aplicable, en el entendimiento que este Contrato y su anexo, junto con el CMA, constituyen un solo contrato y entendimiento entre las Partes, y reemplaza a cualquier acuerdo anterior, tanto oral como escrito, entre ellos, en relación con los servicios que proporcionará el Arrendador a través de este Contrato.

Quinta (Ley Aplicable): El presente Contrato se encuentra sujeto a las leyes bolivianas, en especial aquellas establecidas en el Código Civil y Código Procesal Civil, sin perjuicio de las demás normas aplicables e Bolivia.

Sexta (Aceptación): Nosotros, Servicios de Alquileres PhoenixTower S.A., como Arrendadora, y la Empresa de Telecomunicaciones Nuevatel PCS de Bolivia S.A., como Arrendataria, manifestamos nuestra aceptación y conformidad al tenor y contenido de las cláusulas que anteceden, sometiéndonos a las mismas.

La Paz, [•] de [•] de 2019

Alquileres PhoenixTower S.A.	Empresa de Telecomunicaciones
Nombre: [•]	Nuevatel PCS de Bolivia S.A.
Representante legal	Nombre: [•]
Representante legal

ANEXO A

ALCANCES DEL ARRENDAMIENTO DEL SITIO

1. DATOS DEL SITIO
NOMBRE: [•]
UBICACIÓN: [•]
LATITUD: [•]
LONGITUD: [•]

2. DESCRIPCIÓN DE LA TORRE EN EL SITIO

Centro RAD Nuevatel:	____________metros
Elevación Superior:	____________metros
Elevación Inferior:	____________metros

3. DESCRIPCIÓN DEL ESPACIO Y DEL SITIO

El detalle de (i) el espacio de terreno y el espacio en la torre de telecomunicaciones que se encuentra en el Sitio desde la Fecha de Inicio; y (ii) cualquier espacio adicional que pueda existir en la torre que se encuentra en el Sitio en la Fecha de Inicio, se encuentran detallados a continuación:
[•]

4. DESCRIPCIÓN DE EQUIPOS DE NUEVATEL

Les equipos de telecomunicaciones de la Arrendataria, mejoras en el Sitio, instalaciones auxiliares y área de superficie de carga de viento de la torre que compone el Sitio, se describen a continuación:
[•]

EXHIBIT C

LIST OF SITES

[Omitted]

EXHIBIT D

LIST OF MANAGED SITES

[Omitted]

EXHIBIT E

PRICING LIST

[Omitted]

EXHIBIT F

SAMPLE WIND LOAD SURFACE AREA CALCULATION FOR HYPOTHETICAL EQUIPMENT CONFIGURATION

[Omitted]